MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED SEPTEMBER 30, 2023

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. ("Endeavour" or "the Company") for the three and nine months ended September 30, 2023 and the related notes contained therein, which were prepared in accordance with IAS34 - Interim financial reporting if the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company uses certain non-IFRS financial measures in this MD&A as described under "Non-IFRS Measures". Additional information relating to the Company, including the most recent Annual Information Form (the "Annual Information Form"), is available on SEDAR at www.sedar.com, and the Company's most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the "SEC") on EDGAR at www.sec.gov. This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained herein. All dollar ($) amounts are expressed in United States ("$") dollars and tabular amounts are expressed in thousands of U.S. dollars unless Canadian dollars (CAN$) or Mexican Pesos (MXN) are otherwise indicated. This MD&A is dated as of November 3, 2023 and all information contained is current as of August 3, 2023 unless otherwise stated.

Cautionary Note to U.S. Investors Regarding Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI-43 101"). NI-43 101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K ("S-K 1300") under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 130.

Forward-Looking Statements

This MD&A contains "forward-looking statements" within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and "forward-looking information" within the meaning of applicable Canadian securities legislation.  Such forward-looking statements and information include, but are not limited to, statements regarding the development and financing of the Terronera project, including: anticipated timing of the project; anticipated timing of the completion of conditions precedent to drawdown under the Debt Facility, estimated project economics, Terronera's forecasted operations, costs and expenditures, and the timing and results of various related activities; estimation of mineral resources at Pitarrilla, prospects for Terronera, Pitarrilla and Parral, Endeavour's anticipated performance in 2023, including silver and gold production, financial results, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce (oz), capital expenditures and sustaining capital and the timing and results of various activities.. Forward-looking statements are frequently characterized by words such as "plan", "expect", "forecast", "project", "intend", "believe", "anticipate", "outlook" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: to satisfy conditions precedent to drawdown under the Debt Facility; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits; and challenges to the Company's title to properties; as well as those factors described under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company's mines and mineral projects has been reviewed and approved by Dale Mah, B.Sc., P.Geo., Vice President Corporate Development of Endeavour, a Qualified Person within the meaning of NI 43-101.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 2

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 3

OPERATING HIGHLIGHTS

Nine Months Ended September 30			Q3 2023 Highlights	Nine Months Ended September 30
2023	2022	% Change		2023	2022	% Change
			Production
1,148,735	1,458,448	(21%)	Silver ounces produced	4,266,280	4,132,610	3%
9,089	9,194	(1%)	Gold ounces produced	28,250	27,178	4%
1,140,597	1,445,880	(21%)	Payable silver ounces produced	4,231,064	4,095,696	3%
8,929	9,039	(1%)	Payable gold ounces produced	27,749	26,705	4%
1,875,855	2,193,968	(14%)	Silver equivalent ounces produced(1)	6,526,280	6,306,850	3%
17.94	10.32	74%	Cash costs per silver ounce(2)(3)	13.80	10.21	35%
24.10	14.31	68%	Total production costs per ounce(2)(4)	18.85	14.56	30%
29.64	20.27	46%	All-in sustaining costs per ounce (2)(5)	23.41	20.24	16%
214,270	202,745	6%	Processed tonnes	653,918	610,253	7%
152.04	131.61	16%	Direct operating costs per tonne(2)(6)	140.76	128.99	9%
176.37	146.30	21%	Direct costs per tonne(2)(6)	171.78	147.65	16%
20.03	13.12	53%	Silver co-product cash costs(7)	17.09	14.15	21%
1,626	1,144	42%	Gold co-product cash costs(7)	1,396	1,163	20%
			Financial
49.5	39.7	25%	Revenue ($ millions)	155.0	128.2	21%
1,370,032	1,327,325	3%	Silver ounces sold	4,337,112	3,647,987	19%
8,760	8,852	(1%)	Gold ounces sold	27,769	27,025	3%
23.99	19.24	25%	Realized silver price per ounce	23.75	22.24	7%
1,948	1,678	16%	Realized gold price per ounce	1,940	1,827	6%
(2.3)	(1.5)	(55%)	Net earnings (loss) ($ millions)	3.1	(1.8)	275%
(7.4)	(3.1)	(135%)	Adjusted net earnings (loss) (11) ($ millions)	(1.9)	(1.1)	(70%)
2.7	5.1	(48%)	Mine operating earnings ($ millions)	31.3	29.9	5%
10.6	12.3	(14%)	Mine operating cash flow before taxes ($ millions)(8)	51.8	47.8	9%
3.3	7.3	(55%)	Operating cash flow before working capital changes(9)	27.2	31.6	(14%)
8.8	7.9	11%	EBITDA(10) ($ millions)	39.5	29.2	35%
75.9	101.6	(25%)	Working capital (12) ($ millions)	75.9	101.6	(25%)
			Shareholders
(0.01)	(0.01)	0%	Earnings (loss) per share - basic ($)	0.02	(0.01)	300%
(0.04)	(0.02)	(100%)	Adjusted earnings (loss) per share - basic ($)(11)	(0.01)	(0.01)	0%
0.02	0.04	(50%)	Operating cash flow before working capital changes per share(9)	0.14	0.17	(18%)
194,249,283	189,241,367	3%	Weighted average shares outstanding	192,003,752	180,655,842	6%

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures and ratios which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, all-in sustaining costs ("AISC") per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS beginning on page 20.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 23 and 24.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by-product revenues. See Reconciliation to IFRS on pages 23 and 24.

(5) AlSC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 25 and 26.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 23 and 24.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 26.

(8) Mine operating cash flow is calculated by adding back amortization, depletion, inventory write-downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 21.

(9) See Reconciliation to IFRS on page 21 for the reconciliation of operating cash flow before working capital changes and for the operating cash flow before working capital changes per share.

(10) See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 22.

(11) Adjusted net earnings include adjustments to net earnings for certain non-cash and unusual items, that in the Company's judgement are subject to volatility as a result of factors that are unrelated to the Company's operation in the period and had a significant effect on reported net earnings.  See Reconciliation to IFRS on page 21.

(12) Working capital is calculated by deducting current liabilities from current assets.  See Reconciliation to IFRS on page 20.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company's operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 4

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile and Nevada, USA. Since 2002, the Company's business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico.  Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

The Company's Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its initial business model of acquiring fully built and permitted silver mines that were about to close for lack of ore.  Investing resources expertise needed to discover new silver ore-bodies, the Company successfully re-opened and expanded these mines to realize their full potential.  The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2016, the Company acquired the El Compas silver-gold mine located in Zacatecas, Mexico, which was operated until August 2021. On September 9, 2022, the Company completed the sale of the El Compas mine to Grupo ROSGO, S.A. de C.V., ("Grupo ROSGO") for $5.0 million in cash payments over five years.

In February 2013, the Company acquired a 100% interest in the Terronera properties located in Jalisco State, Mexico for $2.75 million. In 2021, the Company released a positive feasibility study for the project and on April 18, 2023, the Company announced that it had made a formal decision to proceed with construction of an underground mine and mill at the Terronera project.

On July 6, 2022, the Company purchased the Pitarrilla project, a large undeveloped silver, lead, and zinc project, located in Durango State, Mexico, by acquiring all of the issued and outstanding shares of SSR Durango, S.A. de C.V. from SSR Mining Inc. for a total consideration of US$70 million (consisting of $35 million in Company's shares and a further $35 million in cash or in the Company's shares at the election of SSR Mining and as agreed to by the Company) and a 1.25% net smelter returns royalty Endeavour, will have matching rights to purchase the NSR Royalty in the event SSR Mining proposes to sell it.

The Company is advancing several other exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures.  In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows, treasury and equity financings. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

As of September 30, 2023, the Company held $41.0 million in cash and $75.9 million in working capital.  Management believes there is sufficient working capital to meet the Company's current obligations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 5

REVIEW OF OPERATING RESULTS

The Company operates the Guanaceví and Bolañitos mines.

Consolidated Production Results for the Three and Nine Months Ended September 30, 2023 and 2022

Three Months Ended September 30			CONSOLIDATED	Nine Months Ended September 30
2023	2022	% Change		2023	2022	% Change
214,270	202,745	6%	Ore tonnes processed	653,918	610,253	7%
183	248	(26%)	Average silver grade (gpt)	230	242	(5%)
90.9	90.3	1%	Silver recovery (%)	88.4	87.1	1%
1,148,735	1,458,448	(21%)	Total silver ounces produced	4,266,280	4,132,610	3%
1,140,597	1,445,880	(21%)	Payable silver ounces produced	4,231,064	4,095,696	3%
1.48	1.60	(8%)	Average gold grade (gpt)	1.50	1.55	(3%)
89.4	88.4	1%	Gold recovery (%)	89.6	89.6	0%
9,089	9,194	(1%)	Total gold ounces produced	28,250	27,178	4%
8,929	9,039	(1%)	Payable gold ounces produced	27,749	26,705	4%
1,875,855	2,193,968	(14%)	Silver equivalent ounces produced(1)	6,526,280	6,306,850	3%
17.94	10.32	74%	Cash costs per silver ounce(2)(3)	13.80	10.21	35%
24.10	14.31	68%	Total production costs per ounce(2)(4)	18.85	14.56	30%
29.64	20.27	46%	All in sustaining costs per ounce (2)(5)	23.41	20.24	16%
152.04	131.61	16%	Direct operating costs per tonne(2)(6)	140.76	128.99	9%
176.37	146.30	21%	Direct costs per tonne(2)(6)	171.78	147.65	16%
20.03	13.12	53%	Silver co-product cash costs(7)	17.09	14.15	21%
1,626	1,144	42%	Gold co-product cash costs(7)	1,396	1,163	20%

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, AISC per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 20.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 23 and 24.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 23 and 24.

(5) AISC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 25 and 26.

(6) Direct operating cost per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 23 and 24.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 26.

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 6

Consolidated Production

Three months ended September 30, 2023 (compared to the three months ended September 30, 2022)

Consolidated silver production during Q3, 2023 was 1,148,735 oz, a decrease of 21% compared to 1,458,448 oz in Q3, 2022, and gold production was 9,089 oz, a decrease of 1% compared to 9,194 oz in Q3, 2022.  Plant throughput was 214,270 tonnes at average grades of 183 grams per tonne (gpt) silver and 1.48 gpt gold, compared to 202,745 tonnes grading 248 gpt silver and 1.60 gpt gold in Q3, 2022.  The 21% decrease in consolidated silver production, compared to Q3, 2022, is driven by a 22% decrease in silver production at the Guanaceví mine and a 15% decrease in silver production at the Bolañitos mine. Consolidated gold production decreased by 1% compared to Q3, 2022, due to a 13% decrease in gold production at the Guanaceví mine offset by a 7% increase in gold production at the Bolañitos mine.  The decrease in silver and gold production at the Guanaceví mine was primarily due to a decrease of 27% in silver ore grade and 20% decrease in gold ore grade partially offset by a 6% increase in processed tonnes. This reduced productivity was the result of a significant reduction in silver and gold grades due to mine sequencing changes that were initiated to focus on improved access and ventilation. Although the processed ore was slightly higher than the comparable period, it was below original plan due to a scheduled maintenance shut down during the last week of September.  It is expected that the grades will increase in Q4, 2023 as we return to accessing higher grade ore. At the Bolañitos mine the 15% decrease in silver production was attributable to a 15% decrease in ore silver grade and 5% decrease in recoveries, partially offset by a 6% increase in throughput.  The 7% increase in gold production at the Bolañitos mine was attributable to a 1% increase in ore gold grade, the 6% increase in throughput and a 1% increase in gold recoveries. The difference in ore grade at Bolañitos is primarily due to the fluctuations of ore grades from accessing different areas of the mine.

Nine months ended September 30, 2023 (compared to the nine months ended September 30, 2022)

Consolidated silver production during the first nine months of 2023 was 4,266,280 oz, an increase of 3% compared to 4,132,610 oz in the same period of 2022, and gold production was 28,250 oz, an increase of 4% compared to 27,178 oz in the first nine months of 2022. Plant throughput was 653,918 tonnes at average grades of 230 gpt silver and 1.50 gpt gold, compared to 610,253 tonnes grading 242 gpt silver and 1.55 gpt gold for the nine-month period ended September 30, 2022. The 3% increase in consolidated silver production, compared to the same period of 2022, is driven by a 5% increase in silver production at the Guanaceví mine offset by a 8% decrease in silver production at the Bolañitos mine. Consolidated gold production increased by 4% compared to the first nine months of 2022, due to a 4% increase at the Guanaceví mine and a 4% increase in gold production at the Bolañitos mine. The increase in silver production at the Guanaceví mine was due to the 10% increase in processed tonnes and a 3% increase in silver recoveries offset by a 7% decrease in ore silver grade.  The increase in gold production at the Guanaceví mine was due to the 10% increase in processed tonnes, a 2% increase in recoveries partially offset by an 8% reduction in ore gold grade. The decrease in silver production at the Bolañitos mine was due to a 9% reduction in ore silver grade and a 3% reduction in silver recoveries partially offset by the 4% increase in ore tonnes processed.  The increase in gold production at the Bolañitos mine was due to the 4% increase in processed tonnes, a 1% increase in ore gold grade partially offset by a 2% reduction in recoveries.

The Company believes that it is well positioned to complete this year within the previously stated production guidance of between 8.6-9.5 million silver equivalent ounces. Guanacevi ore grades are expected to increase in Q4, 2023 and be comparable to ore grades processed H1 2023, while plant throughput is expected to improve with the completion of the repairs and maintenance completed at the start of Q4, 2023.

Consolidated Operating Costs

Three months ended September 30, 2023 (compared to the three months ended September 30, 2022)

Direct operating costs per tonne in Q3, 2023 increased to $152.04, a 16% increase compared with $131.61 in Q3, 2022 due to both a strengthened Mexican peso and higher operating costs at both Guanaceví and Bolanitos. As the Mexican peso strengthens, the Company's Mexican peso denominated costs increased in US dollar terms.  Guanaceví and Bolañitos have seen increased labour, power and consumable costs.  At Bolanitos the increase in costs is primarily due to the strengthened Mexican peso and increased inflationary pressures.  At Guanacevi the increase in costs is due to the strengthened Mexican Peso, increased inflationary pressures, increased royalties, additional operating development, decreased mine productivity, an increase in the purchase of third-party ore and additional repair costs associated with the plant shutdown.  Including royalties and special mining duty, direct costs per tonne increased 21% to $176.37.  Compared to Q3, 2022, royalties have increased 77% from $2.8 million to $4.8 million with the increase occurring at Guanaceví. At Guanaceví the increase in royalty expense recognized during Q3, 2023 is due to the increase in production coming from concessions subject to royalties and an increase in the realized silver price.  The royalty increased to 13% from 9% when the realized silver price crossed a price threshold of $20 per oz. Consolidated cash costs per oz, net of by-product credits increased 74% to $17.94 driven by a 21% decrease in silver ounces produced, a 16% increase direct operating costs and the increase in royalties. All-In-Sustaining Costs ("AISC") increased by 46% on a per oz basis compared to Q3, 2022 primarily due to the decreased silver production at Guanacevi and the increase in cash costs partially offset by increased silver production and slightly lower sustaining capital expenditures.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 7

On a co-product cash costs basis, silver cost per oz increased by 53% and gold cost per oz increased 42% compared to Q3, 2022.  Decreased silver production had a significant impact on these metrics.  They were also impacted by the higher operating costs. Gold co-product cash costs increased primarily due to the higher operating cost and by a slight increase in gold proportional costs resulting from an increase in proportional gold production.

Nine months ended September 30, 2023 (compared to the nine months ended September 30, 2022)

Direct operating costs per tonne in the first nine months of 2023 increased to $140.76, an 9% increase compared with the same period of 2022 due to both a strengthening of the Mexican peso and higher operating costs at both Guanaceví and Bolanitos from increased inflationary pressures.  As the Mexican peso strengthens, the Company's Mexican peso denominated costs increased in US dollar terms.  Guanaceví and Bolañitos have seen increased labour, power and consumable costs.  Including royalties and special mining duty, direct costs per tonne increased 16% to $171.78.  Compared to the first nine months of 2022, royalties have increased 83% from $9.35 million to $17.1 million with the increase occurring in Guanaceví. At Guanaceví the increase in royalty expense during the nine-month period ended September 30, 2023 is due to the increase in production coming from concessions subject to royalties and a 19% increase in ounces sold. Consolidated cash costs per oz, net of by-product credits increased 35% to $13.80 driven by a 9% increase in direct operating costs per tonne, the 83% increase in royalties and a 55% increase in special mining duties, partially offset by an increase in by-product gold sales and increased silver production.  All-In-Sustaining Costs ("AISC") increased by 16% on a per oz basis compared to the nine-month period ended September 30, 2022 due to increased costs partially offset by increased ounces produced.

On a co-product cash costs basis, silver cost per oz increased by 21% and gold cost per oz increased 20% compared to the nine months ended September 30, 2022.  The higher operating costs was partially offset by increased silver production. Gold co-product cash costs increased due to the higher operating cost and an increase in proportional costs resulting from the increase in proportional gold production.

During the nine-month period ended September 30, 2023, costs have continued to be impacted by inflationary and industry cost pressures as well as being impacted by a strengthened Mexican Peso. From December 31, 2022 to September 30, 2023, the Mexican Peso has appreciated by 11%.  Management anticipates these macro trends will continue for the near term and therefore expects actual cost metrics to be higher than cost metrics guided in January 2023 and align with H1 2023 actual cost metrics.

GUANACEVÍ OPERATIONS

The Guanaceví operation is currently producing from three underground silver-gold mines along a five kilometre ("km") length of the prolific Santa Cruz vein.  Guanaceví provides steady employment to over 540 people and engages over 350 contractors.

In July 2019, the Company acquired a 10 year right to explore and exploit the El Porvenir and El Curso concessions from Ocampo Mining SA de CV ("Ocampo"), a subsidiary of Grupo Frisco.  The Company agreed to meet certain minimum production targets from the properties, subject to various terms and conditions and pay Ocampo a $12 fixed per tonne production payment plus a floating net smelter return royalty based on the silver spot price. The Company pays a 4% royalty on sales below $15.00 per silver oz, 9% above $15.00 per silver oz, 13% above $20.00 per silver oz, and a maximum of 16% above $25 per silver oz, based on the current realized prices. On December 12, 2021, the Company executed an amendment to the agreement whereby two additional concessions, adjacent to the existing and historic mine workings, were included in the existing agreement.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 8

Production Results for the Three and Nine Months Ended September 30, 2023 and 2022

Three Months Ended September 30			GUANACEVÍ	Nine Months Ended September 30
2023	2022	% Change		2023	2022	% Change
103,345	97,728	6%	Ore tonnes processed	322,628	292,998	10%
341	468	(27%)	Average silver grade (g/t)	416	446	(7%)
91.9	90.6	1%	Silver recovery (%)	88.8	87.1	2%
1,041,211	1,332,190	(22%)	Total silver ounces produced	3,833,558	3,660,190	5%
1,038,087	1,328,193	(22%)	Payable silver ounces produced	3,822,057	3,649,209	5%
1.03	1.29	(20%)	Average gold grade (g/t)	1.18	1.28	(8%)
92.4	89.9	3%	Gold recovery (%)	91.8	89.6	2%
3,161	3,642	(13%)	Total gold ounces produced	11,234	10,799	4%
3,152	3,631	(13%)	Payable gold ounces produced	11,200	10,766	4%
1,294,091	1,623,550	(20%)	Silver equivalent ounces produced(1)	4,732,278	4,524,110	5%
20.47	10.64	92%	Cash costs per silver ounce(2)(3)	15.29	11.03	39%
24.23	13.06	86%	Total production costs per ounce(2)(4)	18.46	13.76	34%
29.06	17.79	63%	All in sustaining costs per ounce (2)(5)	22.48	18.60	21%
215.13	174.69	23%	Direct operating costs per tonne(2)(6)	187.71	166.64	13%
264.10	205.42	29%	Direct costs per tonne(2)(6)	248.78	203.81	22%
21.03	12.17	73%	Silver co-product cash costs(7)	16.89	13.13	29%
1,708	1,061	61%	Gold co-product cash costs(7)	1,380	1,079	28%

(1) Silver equivalents are calculated using an 80:1 (silver/gold) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, AISC per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 20.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 23 and 24.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 23 and 24.

(5) AISC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 25 and 26.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 23 and 24.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 26.

Guanaceví Production Results

Three months ended September 30, 2023 (compared to the three months ended September 30, 2022)

Silver production at the Guanaceví mine during Q3, 2023 was 1,041,211 oz, a decrease of 22% compared to 1,332,190 oz in Q3, 2022, and gold production was 3,161 oz, a decrease of 13% compared to 3,642 oz in Q3, 2022.  Plant throughput was 6% higher in Q3, 2023 with 103,345 tonnes at average grades of 341 gpt silver and 1.03 gpt gold, compared to 97,728 tonnes grading 468 gpt silver and 1.29 gpt gold in Q3, 2022. The decrease in silver and gold production at the Guanaceví mine was primarily due to the 27% reduction in ore silver grade and a 20% reduction in ore gold grade, partially offset by a 6% increase in processed tonnes and a 1% and 3% increase in silver and gold recoveries, respectively. Production was also impacted by a scheduled maintenance shutdown of the process plant during the last week of September. Mine sequencing changes to improve access and ventilation during Q2 2023 resulted in lower grades compared to plan and historical comparisons.  It is expected that the grades will increase in Q4, 2023.

Nine months ended September 30, 2023 (compared to the nine months ended September 30, 2022)

Silver production at the Guanaceví mine during the nine-month period ended September 30, 2023 was 3,833,558 oz, an increase of 5% compared to 3,660,190 oz oz in the same period of 2022, and gold production was 11,234 oz, an increase of 4% compared to 10,799 oz in the same period of 2022.  Plant throughput was 10% higher in 2023 with 322,628 tonnes at average grades of 416 gpt silver and 1.28 gpt gold, compared to 292,998 tonnes grading 446 gpt silver and 1.28 gpt gold in the nine-month period ended September 30, 2022.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 9

The increase in silver and gold production at the Guanaceví mine was primarily due to the 10% increase in processed tonnes and a 2% increase in silver and gold recoveries offset by a 7% reduction in ore silver grade and an 8% reduction in ore gold grade. Mine sequencing changes during Q2 2023 have resulted in lower grades compared to plan and historical comparisons.  It is expected that the grades will increase in Q4, 2023.

Guanaceví Operating Costs

Three months ended September 30, 2023 (compared to the three months ended September 30, 2022)

Direct operating costs per tonne for the three months ended September 30, 2023 increased 23% to $215.13 compared with the same period in 2022, resulting from a strengthened Mexican peso and increased labour, power and consumables costs slightly offset by increased throughput tonnes in Q3 2023.  At Guanacevi the increase in costs is also due to  increased royalties, additional operating development, decreased mine productivity, an increase in the purchase of third-party ore and additional repair costs associated with the plant shutdown.  The local third-party ore contributed $34.41 per tonne during Q3, 2023 compared to $20.62 per tonne in Q3, 2022.  Including royalty and special mining duty costs, direct cost per tonne increased 29% to $264.10 compared with $205.42 in the same period in 2022. There was an 72% increase in royalty expense recognized during Q3, 2023 due to an increase in 2023 in production from concessions that are subject to royalties and an increase in the realized silver price, which increased the royalty from 9% to 13%. Royalty expense increased from $2.8 million to $4.8 million, which are included in cost per tonne and oz metrics.

Cash costs per oz, net of by-product credits, increased to $20.47 compared to $10.64 for the same period in 2022, driven by the decreased silver production and higher direct costs.  AISC per oz increased 63% to $29.06 per oz for the three months ended September 30, 2023, due to the decreased silver production and the increase direct costs.

Nine months ended September 30, 2023 (compared to the nine months ended September 30, 2022)

Direct operating costs per tonne for the nine months ended September 30, 2023 increased 13% to $187.71 compared with the same period in 2022, resulting from a strengthened Mexican peso and increased labour, power and consumables costs partially offset by higher throughput.  The local third-party ore contributed $23.26 per tonne during the nine-month period ended September 30, 2023 compared to $25.64 per tonne in the same period in 2022.  Including royalty and special mining duty costs, direct cost per tonne increased 22% to $248.78 compared with $203.81 in the same period in 2022. There was a 85% increase in royalty expense recognized during the nine-month period ended September 30, 2023 due to an increase in production from concessions that are subject to royalties and increased sales.  Royalty expense increased from $9.1 million to $16.9 million, which is included in cost per tonne and oz metrics.  There was also an increase in special mining duty from $1.8 million to $2.8 million resulting from the increase in sales and the strengthening of the Mexican Peso.

Cash costs per oz, net of by-product credits, increased to $15.29 compared to $11.036 for the same period in 2022, driven by the higher direct costs per tonne partially offset by increased silver production.  AISC per oz increased 21% to $22.48 per oz for the nine-month period ended September 30, 2023, due to the increase in direct costs along with an increase in allocated corporate general and administrative expenses partially offset by slightly lower sustaining capital expenditures.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 10

BOLAÑITOS OPERATIONS

The Bolañitos operation encompasses three underground silver-gold mines and a flotation plant.  Bolañitos provides steady employment for over 490 people and engages over 175 contractors.

Production Results for the Three and Nine Months Ended September 30, 2023 and 2022

Three Months Ended September 30			BOLAÑITOS	Nine Months Ended September 30
2023	2022	% Change		2023	2022	% Change
110,925	105,017	6%	Ore tonnes processed	331,290	317,255	4%
37	43	(15%)	Average silver grade (g/t)	48	53	(9%)
82.6	87.0	(5%)	Silver recovery (%)	84.6	87.4	(3%)
107,524	126,258	(15%)	Total silver ounces produced	432,722	472,420	(8%)
102,510	117,687	(13%)	Payable silver ounces produced	409,007	446,487	(8%)
1.89	1.88	1%	Average gold grade (g/t)	1.81	1.79	1%
87.9	87.5	1%	Gold recovery (%)	88.3	89.7	(2%)
5,928	5,552	7%	Total gold ounces produced	17,016	16,379	4%
5,777	5,408	7%	Payable gold ounces produced	16,549	15,939	4%
581,764	570,418	2%	Silver equivalent ounces produced(1)	1,794,002	1,782,740	1%
(7.68)	6.73	(214%)	Cash costs per silver ounce(2)(3)	(0.12)	3.42	(104%)
22.74	28.41	(20%)	Total production costs per ounce(2)(4)	22.51	21.04	7%
35.54	48.21	(26%)	All in sustaining costs per ounce (2)(5)	32.16	33.66	(4%)
93.26	91.53	2%	Direct operating costs per tonne(2)(6)	95.03	94.23	1%
94.63	91.28	4%	Direct costs per tonne(2)(6)	96.79	95.79	1%
17.83	15.71	13%	Silver co-product cash costs(7)	17.59	16.71	5%
1,447	1,369	6%	Gold co-product cash costs(7)	1,437	1,373	5%

(1) Silver equivalents are calculated using an 80:1 (silver/gold) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, AISC per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 20.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 23 and 24.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 23 and 24.

(5) AISC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 25 and 26.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 23 and 24.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 26.

Bolañitos Production Results

Three months ended September 30, 2023 (compared to the three months ended September 30, 2022)

Silver production at the Bolañitos mine was 107,524 oz in Q3, 2023, a decrease of 15% compared to 126,258 oz in Q3, 2022, and gold production was 5,928 oz in Q3, 2023, an increase of 7% compared to 5,552 oz in Q3, 2022.  Plant throughput in Q3, 2023 was 110,925 tonnes at average grades of 37 gpt silver and 1.89 gpt gold, compared to 105,0174 tonnes at average grades of 43 gpt silver and 1.88 gpt gold in Q3, 2022.  At the Bolañitos mine the 15% decrease in silver production was attributable to a 15% decrease in ore silver grade and 5% decrease in recoveries, partially offset by a 6% increase in throughput.  The 7% increase in gold production at the Bolañitos mine was attributable to a 1% increase in ore gold grade, a 1% increase in gold recoveries and the 6% increase in throughput. The difference in ore grade at Bolañitos is primarily due to the fluctuations of ore grades from accessing different areas of the mine.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 11

Nine months ended September 30, 2023 (compared to the nine months ended September 30, 2022)

Silver production at the Bolañitos mine was 432,722 oz in the nine-month period ended September 30, 2023, a decrease of 8% compared to 472,420 oz in the same period of 2022, and gold production was 17,016 oz in the nine-month period ended September 30, 2023, an increase of 4% compared to 16,379 oz in the same period of 2022.  Plant throughput was 331,290 tonnes at average grades of 48 gpt silver and 1.81 gpt gold, compared to 317,255 tonnes at average grades of 53 gpt silver and 1.79 gpt gold in of the nine-month period ended September 30, 2022.  The decrease in silver production at the Bolañitos mine was due to a 9% reduction in ore silver grade and a 3% reduction in silver recoveries partially offset by the 4% increase in ore tonnes processed.  The increase in gold production at the Bolañitos mine was due to the 4% increase in processed tonnes, a 1% increase in ore gold grade partially offset by a 2% reduction in recoveries. The difference in ore grade at Bolañitos is primarily due to the fluctuations of ore grades from accessing different areas of the mine.

Bolañitos Operating Costs

Three months ended September 30, 2023 (compared to the three months ended September 30, 2022)

Direct costs per tonne in Q3, 2023 increased 2% to $93.26 per tonne, compared to $91.28 in the same period of 2022, primarily due to higher direct costs partially offset by a 6% increase in ore tonnes processed.  Cash costs, net of by-product credits, were negative $7.68 per oz of payable silver in Q3, 2023 compared to $6.73 per oz in Q3, 2022 due to increased gold production and realized gold prices.  AISC decreased 26% in Q3, 2023 to $35.54 per oz primarily due to the increased production a decrease in sustaining capital.

On a co-product cash costs basis, silver cost per oz increased 13% compared to Q3, 2022 and gold co-product costs increased 6% to $17.83 per silver oz and $1,447 per gold oz, respectively. The increases in the silver and gold costs on a co-product basis were primarily driven by the higher direct costs per tonne and the silver co-product cost was also impacted by the 15% decrease in silver production.

Nine months ended September 30, 2023 (compared to the nine months ended September 30, 2022)

Direct costs per tonne for the nine months ended September 30, 2023 increase 1% to $96.79 per tonne, compared to $95.79 in the same period of 2022, primarily due to a 4% increase in ore tonnes processed offset by increased direct costs.  Cash costs, net of by-product credits, were negative $0.12 per oz of payable silver in the nine-month period ended September 30, 2023 compared to $3.42 per oz in the same period of 2022 due to the increased gold production and an increase in the realized price of gold compared to the same period in the prior year offset by increased costs and reduced silver production.  AISC decreased 4% in the nine-month period ended September 30, 2023 to $32.16 per oz primarily due to the decrease in cash costs net of by-product, and a decrease in sustaining capital

On a co-product cash costs basis, silver cost per oz increased 5% compared to the nine-month period ended September 30, 2022 and gold co-product costs increased 5% to $17.59 per silver oz and $1,437 per gold oz, respectively. The increases in the silver and gold costs on a co-product basis were primarily driven by the higher direct costs per tonne and the silver co-product cost was also impacted by the 8% decrease in silver production.

DEVELOPMENT ACTIVITIES

Terronera Project

The Terronera project, located 40 km northeast of Puerto Vallarta in the state of Jalisco, Mexico, features a high-grade silver-gold mineral resource in the Terronera vein, which is now over 1,400 metres long, 400 metres deep, 3 to 16 metres thick, and remains open along strike to the southeast and down dip.

Wood PLC completed an independent feasibility study entitled "NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico" dated October 21, 2021 with an effective date of September 9, 2021 (the "Terronera Feasibility Study" or "FS"), and filed on SEDAR and EDGAR and posted to the Company's website on October 25, 2021. The FS base case assumed a silver price of $20 per oz and a gold price of $1,575 per oz with an implied 79:1 silver to gold ratio, and a Mexico peso to U.S. dollar exchange rate of 20:1. At base case prices, the improved economics estimated an after-tax net present value of $174.1 million at a 5% discount rate, internal rate of return of 21.3%, and payback period of 3.6 years.  Initial capital expenditures were estimated to be $175 million with capital expenditures during production estimated to be $108.5 million. The 12-year life of mine was estimated to produce an average of 3.3 million silver oz and 32,874 gold oz per year generating $476 million pre-tax, $311 million after-tax, free cash flow.

Following the completion of the Terronera Feasibility Study, the Company commenced initial earthworks and the procurement of long lead items and prior to making a formal construction decision, which was subject to completion of a financing package and receipt of additional amended permits. While the Company advanced financial due diligence, the Board approved certain early expenditures to de-risk various aspects of the project in a deliberate and disciplined manner to minimize risk prior to the final construction decision. Proceeding with these early expenditures has reduced inflationary and timing pressures and has also advanced key work that has facilitated the ramp-up to full construction.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 12

Updated Development Plans and Initial Capital Costs

Since the Company filed the Terronera Feasibility Study the Company further evaluated various operating scenarios, cost-benefit initiatives and technologies to optimize the Terronera Project's operating flexibility and economics. Since 2021, additional cost pressures have emerged from systemic inflation and constrained global supply chains, which have contributed to increased costs of inputs within the mining sector. The Company's move to assemble an experienced development team has worked to mitigate some of these impacts, and management believes the Company is well-equipped to navigate the current business environment.

In Q2, 2023 the Company approved the construction of an optimized Terronera Project scenario (the "Revised Scenario"), consisting of a process plant with 2,000 tonne per day (tpd) capacity and an initial capital expenditure cost of $230 million, partially offset by a decrease in sustaining capital to $88.3 million over the life of the mine.  Endeavour planned a 21-month construction period, including 3 to 6 months ramp up to full production with initial production expected in the fourth quarter of 2024.

Area	2021 Feasibility Study			2023 Revised Scenario			Life of Mine	% Change
(millions)	Initial Capex	Sustaining	LOM	Initial Capex	Sustaining	LOM	Variance
Mining	$61.6	$102.5	$164.1	$69.9	$88.3	$158.1	($6.0)	(4%)
Mineral Processing Plant	37.8	3.1	40.9	48.0		48.0	5.0	17%
Site Infrastructure	24.5		47.6	47.6		47.6	21.7	94%
Total Direct Costs	123.9	105.6	229.5	165.5	88.3	253.7	24.1	11%
Owner Costs	21.7		21.7	27.6		27.6	5.9	27%
Project Indirect Costs	17.2		17.2	19.9		19.9	2.7	16%
Contingency	12.2		12.2	17.6		17.6	5.4	45%
Total Indirect Costs	51.1		51.1	65.1		65.1	14.0	27%
Total (Direct & Indirect)	$175.0	$105.6	$280.6	$230.5	$88.30	$318.8	$38.10	14%

The increased operating scale and optimization is expected to result in slightly lower operating costs on a per tonne basis compared to the Terronera Feasibility Study. Below is a summary of the optimization work that has been completed on the project cost structure and key components:

  The mine design has been redesigned and mine plan optimized to reduce initial underground mine access development including changing portal locations. These changes were aimed at increasing development efficiencies, improving early ventilation, and reducing surface haulage. Pre-production development quantities increased for scaling the mine to 2,000 tpd.
  The processing plant and tailing storage facility initial capital expenditures have increased primarily for equipment required to achieve 2,000 tpd. These include a SAG Mill, concentrate regrind, and an additional tailings filter. Additional increases have resulted from inflationary costs for steel and other required materials for construction. Further metallurgical testing completed during the basic engineering design phase for the process plant indicate increased estimated silver and gold recoveries by 1.6% and 2.5% respectively, compared to the recoveries in the Terronera Feasibility Study.  Certain sustaining capital costs in the Terronera Feasibility Study are now included as operating costs.
  Site infrastructure now includes the Company's ownership of the liquified natural gas ("LNG") vaporization and power generation equipment rather than leasing, which was included as an operating lease in the Terronera Feasibility Study. The site infrastructure increase from the Terronera Feasibility Study is also due to additional access road improvements.
  The owner's costs, project indirect costs and contingency increased based on updated estimates of detailed engineering and overhead expenses. The contingency estimate was revised based on updated quotes and increased confidence in certain estimates and committed costs to date.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 13

The revised metrics for the 2,000 tpd plant as compared to the 1,700 tpd plant contained in the 2021 Terronera Feasibility Study are set out in the following table.  The Company does not consider these changes to be material to the Company.

2023 Revised 2,000 TPD Plant Compared to 2021 FS	Internal - FS Change
	2023	2021	% Change

Silver Price	$20.00	$20.00	0%
Gold Price	$1,575	$1,575	0%
Silver: Gold Ratio	79	79	0%
Operating Statistics
LOM Tonnes Processed LOM (thousands)	7,382	7,380	0%
Life of Mine (Years)	10.0	12.0	(17%)
Average silver grade (g/t)	196	197	(1%)
Average gold grade (g/t)	2.13	2.25	(5%)
Silver equivalent grade (g/t)(1)	364	374	(3%)
Average silver recovery	89.5%	87.7%	2%
Average gold recovery	78.7%	76.3%	2%
LOM payable Ag ounces produced (millions)	39.9	39.3	0%
LOM payable Au ounces produced (thousands)	384	393	(2%)
LOM payable Ag Eq ounces produced (millions)	69.7	70.3	(1%)
Avg annual payable Ag ounces produced (millions)	4.0	3.3	20%
Avg annual payable Au ounces produced (thousands)	38	33	17%
Avg annual payable Ag Eq ounces produced (millions)	7.0	5.9	18%
Capital Expenditure Statistics
Initial Capital Expenditure (millions)	230.4	175.0	32%
Process Capacity (tonnes per day)	1,990	1,700	17%
LOM Sustaining Capital	88.3	105.6	(16%)
Total LOM Project Capital	318.7	280.6	14%
Operating Cost Metrics (2)
LOM Gross Revenue (millions)	1,403.2	1,406.2	0%
LOM Gross COS (millions)	596.4	642.5	(7%)
LOM EBITDA (millions)	806.9	756.6	7%
After Tax LOM Free Cash Flow (millions)	316.9	311.4	2%
Cash costs by Product (per silver ounce)	(0.20)	0.59	(134%)
All in sustaining (per silver ounce)	2.15	3.24	(34%)
Cash costs by Silver Equivalent (per silver ounce)	8.50	9.14	(7%)
All in sustaining Silver equivalents (per silver ounce)	9.84	10.62	(7%)
Total Direct Production Costs (per Tonne)	80.43	87.06	(8%)
Mining Costs (per tonne)	29.26	30.96	(7%)
Processing Costs (per tonne)	23.38	25.47	(8%)
General and Administrative (per tonne)	9.32	10.90	(14%)
Treatment & Refining Charges (per tonne)	14.36	15.26	(6%)
Royalty Costs (per tonne)	4.47	4.46	0%

(1) Silver equivalents are calculated using an 79:1 (silver/gold) ratio.

(2) Non-GAAP measures - For a detailed description of each of the  Non-IFRS measures refer to the "Non-IFRS Measures" section beginning on page 20.  As these items are forward-looking we do not currently have comparable forward looking IFRS measure to report and therefore no reconciliation of these items is presented.  The comparable measures under IFRS for these items would be net earnings, net operating earnings and direct production costs which would be divided by silver ounces produced or silver equivalent ounces produced, respectively.  LOM EBITDA represents LOM Net earnings plus LOM Depreciation and LOM Taxes.  After Tax LOM Free Cash Flow represents LOM Net operating earnings plus LOM Taxes and LOM Capital Costs.  Management believes these Non-IFRS measures are important measures of the potential economics of the proposed mine plan and demonstrate potential mine economics with factors like depreciation and taxes which can vary over LOM.  The important factors in determining IFRS comparable measures which remain unknown at this time include mining, processing and indirect costs, and mining processing and indirect labour costs which may require adjustments to IFRS from estimates provided in the Life of Mine ("LOM").

On October 6, 2023, the Company executed a credit agreement with Societe Generale and ING Bank N.V. with certain definitive terms agreed to for a senior secured debt facility for up to $120 million (the "Debt Facility"). Artemis Capital Advisors has acted as the financial advisor to the Company regarding this transaction, with ING Capital LLC (together with ING BANK N.V. "ING") and Societe Generale acting as Joint Lead Arrangers. A summary of the key terms of the Debt Facility are as follows:

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 14

  Up to $120 million principal amount
  Term of 8.5 years, including up to a 2-year grace period during the construction phase.
  Interest rate of US Secured Overnight Financing Rate (“SOFR”) + 4.50% per annum from completion of the Terronera project until the fifth anniversary of the loan, and 4.25% from the fifth anniversary onwards.
  Principal payments are payable in quarterly installments commencing in the fourth quarter of 2025. Cash sweep will be applied to 35% of excess cash flow after debt service from completion onwards until $35 million of loan principal has been prepaid
  Prior to initial drawdown, Terronera is to enter into a hedging program for 68,000 ounces of gold over the initial two operating years
  Prior to initial drawdown, Terronera is required to enter into a hedging program for managing exposure to the Mexico Peso during construction.  The program requires approximately 75% of the remaining capital expenditure incurred in Mexican Pesos to be hedged.  Prior to initial production, a hedging program is required for managing exposure to the Mexican Peso during operations.  Under this program 50% of the projected operating costs incurred in Mexican Pesos are hedged prior to completion.  Thereafter, the foreign exchange protection program for operations will rise to 70% of the projected operating costs incurred in Mexican Pesos.
  Cost overrun funding is required in the form of cash, letter of credit issued by a Canadian financial institution or a combination of both for up to $48 million
  The Debt Facility is subject to certain customary conditions precedent and debt servicing covenants.  The Debt Facility is secured through corporate guarantees from Endeavour and certain Endeavour subsidiaries and a first ranking security interest over the Terronera project.

The Company is well-positioned to satisfy the financing requirements of the Project, having already invested over $95 million in direct development expenditures to the end of Q3 2023. The Company may consider various additional alternatives to raise the required capital as required by the terms of the Debt Facility and expected to draw down on the Debt Facility in Q1, 2024.

Construction and Development Highlights

  Overall construction progress is 38% complete. Project commitments total $160 million and are tracking in-line with our optimized plan and the workforce has increased to 91 employees and 430 contractor workers.

As at September 30, 2023, site works and activities to date have included, but are not limited to:

  Our strong safety focus at site continues. Key safety initiatives have included improved accident investigation procedures, accident prevention measures, and development of on-site emergency brigade. During the recent rainy season, hazard control lightening control measures were reinforced.
  Overall, engineering progress is 97% complete.  The mine waste rock dump design is nearing completion. Final design for the tailings storage facility, as well as the filters, LNG and warehouse areas, is pending completion of geotechnical site investigation.
  Site road access is now established following extensive improvements over the last year. Equipment access and materials deliveries to site remained unaffected during the annual rainy season.
  All permanent camp dormitory units have been installed for accommodation of 550 personnel. Fully operational facilities include the dining, laundry, medical clinic, and training areas.
  During Q3, Portal 1 mine yard excavation reached the design elevation of 1,475 metres allowing mine development to advance on four fronts: Portal 1, Portal 2, and Portal 4 (incline & decline). Over 1,300 metres of underground development have been completed to the end of Q3. As planned, mining advance rates increased as Portals 2 and 4 passed through the fault zone and ground conditions improved.
  Concrete work and rebar installation continued in the SAG and ball mill grinding, coarse ore stockpile and floatation areas, and concrete work began for the primary crusher.  Excavation work started in the tailing thickener area.
  Procurement - Most long-lead major equipment is anticipated to be received by year's end.  Purchase order contracts were executed for initial structural steel support.  During Q3, 2023, the request for bid proposal for the mill construction contract was released, which includes structural steel, mechanical, piping, electrical and instrumentation.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 15

  During Q3, 2023 community relations focused on local municipality support to maintain and improve municipal roads from the state highway to the site area, as well as assistance with a municipal landfill facility. Additionally, local community suppliers continue to be integrated into the Terronera value chain. Summer initiatives included several cultural and sports activities.
  Environmental and social assessment initiatives continued as outlined under the Equator Principal requirements set forth withing the Debt Facility.  Items completed during Q3 included the flora and fauna baseline study, integrated pest management plan, rainy season biodiversity monitoring, and the visual baseline report.  In addition, development of a comprehensive reclamation and closure program is in progress.

Project Timeline and Next Steps

The Company remains focused on advancing its Terronera Project to initial production. Upcoming major milestones include:

  Advancing mill area concrete work on schedule with the electromechanical contractor mobilization schedule with handover in early 2024.
  Electromechanical contract award and mobilization in Q4 2023
  Waste Dump area two earthworks in Q4 2023
  Commence excavation of the filtration and LNG power plant area platform in Q4 2023
  Complete Portal 4 incline breakthrough to surface in Q4 2023
  Develop Portal 2 and Portal 4 declines for initial ore access in Q1 2024
  Continue developing Portal 1 decline to establish main haulage and lower ore access

EXPLORATION RESULTS

At Guanaceví, the Company drilled 6,073 metres in 30 holes at a total expense of $1.1 million focusing on the El Curso - Alondra properties, establishing lateral and vertical extensions of the mineralized zone towards Porvenir Cuatro and continued testing the deep northwest extension of the Porvenir Dos orebody. Drilling results confirmed expectations and intersected significant mineralization with similar grades and vein widths to historical results. The Company will incorporate these drill results into its year end resource estimation and life of mine plan.

At Bolañitos, the Company drilled 8,204 metres in 43 holes at a total expense of $1.0 million to target the Candelaria, El Puertocito and Fortuna veins in the Golondrinas area located in Bolañitos South.  The Company intersected significant mineralization with resource average grades over mineable widths. The Company will incorporate these drill results into its year end resource estimation and life of mine plan.

At Parral, the Company drilled 29 holes totalling 7,626 metres, with a cost of $1.5 million to continue targeting various areas of Veta Colorada. We have extended systems in the Sierra Plata, El Verde and San Joaquin areas and the San Patricio vein system.  The additional drilling is expected to support the commencement of a preliminary economic assessment.

At Pitarrilla, the Company continued underground development to advance the kilometre long decline and lateral drifts that will be used to drill 5,000 metres to test the resource at various angles and conduct geological mapping activities.  The advancement of the decline was slowed due to ground conditions, with drilling expected to commencement in Q1 2024.

At Terronera, the site remains focused on development with exploration regional activities completed including geological mapping conducted in the El Padre, Katia, Ermita and Real Alto areas. Management plans to resume drilling activities once Terronera project is in operation.

In Chile, the Company conducted mapping, sampling and surface exploration and preparation for drilling at the Aida project and conducted general exploration activities at the Paloma, Constanza and Anastasia properties.

On July 18, 2023 the Company entered into a definitive agreement with Bravada Gold Corporation which grants the Company an option to earn an 85% interest in the Baxter gold and silver property ("Baxter"), by incurring $4.0 million in exploration expenditures and paying $0.5 million in option payments over a five-year period from the date of the agreement. Baxter is located directly north of the Company's Bruner project in Nevada's Walker Lane Gold trend. Baxter consists of 114 unpatented lode claims (approximately 920 hectares). Upon completion of the exploration and development expenditures and payment of all of the option payments, the Company can exercise the option and will form a joint venture with 85% of the interest belonging to the Company.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 16

On July 31, 2023, Minera Plata Adelante SA de CV ("MPA") entered into an agreement with Gold Royalty Corp. to sell all of MPA's interest in the 1% Cozamin royalty ("Cozamin Royalty") for total consideration of $7.5 million, payable in cash. The Cozamin Royalty applies to two concessions (Calicanto and Vicochea) on Capstone's Cozamin copper-silver mine, located 3.6 kilometres north-northwest of Zacatecas City in state of Zacatecas, Mexico. The Company obtained the Cozamin Royalty through a concession division agreement signed in 2017 on seven wholly owned concessions which were acquired for $0.4 million. The Cozamin Mine, a copper-silver mine owned and operated by Capstone Copper in Zacatecas, Mexico, is located on two of the seven Concessions. The sale agreement includes an option granted to Gold Royalty Corp to purchase any additional royalties which may be granted on the five remaining concessions under the 2017 concession division agreement. The definitive agreement was subject to standard closing conditions with the sale was completed on August 30, 2023.

CONSOLIDATED FINANCIAL RESULTS

Three months ended September 30, 2023 (compared to the three months ended September 30, 2022)

In Q3, 2023, the Company's mine operating earnings were $2.8 million (Q3, 2022 - $5.1 million) on revenue of $49.5 million (Q3, 2022 - $39.6 million) with cost of sales of $46.7 million (Q3, 2022 - $34.5 million).

In Q3, 2023, the Company had an operating loss of $3.8 million (Q3, 2022 -$1.3 million) after exploration and evaluations costs of $4.2 million (Q3, 2022 - $4.0 million) and general and administrative expense of $2.4 million (Q3, 2022 -$2.2 million).  In the three months ended September 30, 2022, the operating loss also included $0.2 million in care and maintenance costs related to the suspension of the operations at the El Compas mine.

The earnings before taxes for Q3, 2023 was $0.8 million (Q3, 2022 -$1.7 million) after gain on asset disposal of $7.0 million (Q3, 2022 - $2.8 million), finance costs of $0.3 million (Q3, 2022 - $0.3 million), a foreign exchange loss of $0.4 million (Q3, 2022 -foreign exchange gain of $0.8 million) and investment and other expenses of $1.6 million (Q3, 2022 -$0.3 million). The Company realized a net loss for the period of $2.3 million (Q3, 2022 -net loss of $1.5 million) after an income tax expense of $3.1 million (Q3, 2022 - $3.2 million). In Q3, 2023 earnings were impacted by a $1.9 million mark-to-market adjustment resulting in an unrealized loss on investments included in investment and other expense (Q3, 2022 - $1.1 million).

Revenue of $49.5 million in Q3, 2023, net of $0.5 million of smelting and refining costs, increased by 25% compared to $39.6 million, net of $0.7 million of smelting and refining costs, in Q3, 2022.  Gross sales of $49.9 million in Q3, 2023 represented a 24% increase over the gross sales of $40.3 million for the same period in 2022. The 3% increase in silver ounces sold during the period, combined with a 25% increase in the realized silver price resulted in a 29% increase to silver sales. Gold oz sold decreased 1% with a 16% increase in realized gold prices resulting in a 15% increase in gold sales.  Gold oz sold decreased primarily due to the 1% decrease in gold ounces produced as finished goods inventory levels remained stable. During the period, the Company sold 1,370,032 oz silver and 8,760 oz gold, for realized prices of $23.99 and $1,948 per oz, respectively, compared to sales of 1,327,325 oz silver and 8,852 oz gold, for realized prices of $19.24 and $1,678 per oz, respectively, in the same period of 2022. For the three months ended September 30, 2023, the realized prices of silver and gold were within 2% of the London spot prices. Silver and gold London spot prices averaged $23.57 and $1,928, respectively, during the three months ended September 30, 2023.

The Company decreased its finished goods to 424,217 oz silver and slightly increased its finished goods gold inventory to 1,689 oz gold at September 30, 2023 compared to 637,439 oz silver and 1,519 oz gold at June 30, 2023.  The cost allocated to these finished goods was $11.0 million as at September 30, 2023, compared to $13.8 million at June 30, 2023.  At September 30, 2023, the finished goods inventory fair market value was $12.9 million, compared to $17.6 million at June 30, 2023.

Cost of sales for Q3, 2023 was $46.7 million, an increase of 35% over the cost of sales of $34.5 million for Q3, 2022.  The increase in the cost of sales compared to the prior period was driven by, a strengthened Mexican peso and higher labour, power and consumables costs as the Company, as well the industry, has experienced significant inflationary pressures.  Additionally, the Company incurred increased royalty costs during Q3, 2023 compared to the prior period.  At Guanacevi the additional operating development, decreased mine productivity, an increase in the purchase of third-party ore and additional repair costs associated with the plant shutdown also negatively impacted costs.  Including royalties and special mining duty, direct costs per tonne increased 21% to $176.37.  Compared to Q3, 2022, royalties have increased 77% from $2.8 million to $4.8 million with the increase occurring at Guanaceví. At Guanaceví the increase in royalty expense recognized during Q3, 2023 is due to the increase in production coming from concessions subject to royalties and an increase in the realized silver price.  The royalty increased to 13% from 9% when the realized silver price crossed a price threshold of $20 per oz.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 17

Exploration and evaluation expenses were $4.2 million, increase of 5% compared to $4.0 million incurred in the same period of 2022 primarily due to the additional exploration expenditures on the newly acquired Pitarrilla project and timing of exploration activities.  General and administrative expenses of $2.4 million in Q3 2023 were 9% higher compared to the $2.2 million incurred for the same period of 2022.  During Q3 2023 there are additional costs due to investment in a new ERP system and during Q3 2022, there was a mark-to-market impact of cash-settled director's deferred share units, which comparatively decreased costs by $0.3 million.

The Company incurred a foreign exchange loss of $0.4 million in Q3, 2023 compared to a gain of $0.8 million in Q3, 2022 due to a weakening of the Mexican peso at the end of the quarter, which decreases the US dollar value of Mexican peso denominated working capital. The Company incurred $0.3 million in finance charges primarily from interest on loans related to mobile equipment and accretion of reclamation and rehabilitation liabilities, compared to $0.3 million in the same period in 2022.  The Company recognized $1.7 million in investment and other expenses compared to $0.3 million in investment and other expenses in Q3, 2022, primarily resulting from recognizing an unrealized loss on marketable securities and warrants of $1.9 million (Q3, 2022 - loss of $1.1 million), $0.2 million in interest income (Q3, 2022 - $0.4 million) and $0.1 million in other expenses (Q3, 2022 - other income of $0.1 million). The nine-month period ended September 30, 2022 additionally included $0.3 million in royalty income.  The Company recognized a $7.0 million gain on the sale of the Cozamin Royalty in Q3, 2023 (Q3, 2022 - $2.8 million gain on the sale of the El Compas mine).

Income tax expense was $3.1 million in Q3, 2023 compared to $3.2 million in Q3, 2022.  The $3.1 million tax expense is comprised of $2.2 million in current income tax expense (Q3, 2022 - $1.2 million) and $0.9 million in deferred income tax expense (Q3, 2022 - $2.0 million).  The current income tax expense consists of $0.4 million in special mining duty taxes and $1.8 million of income taxes. The deferred income tax expense of $0.9 million is derived from changes in temporary timing differences between deductions for accounting versus deductions for tax.  During 2022, the changes in deferred taxes were driven primarily by the utilization of loss carryforwards at Guanacevi and during 2023 there were no further loss carryforwards available to offset against current income tax.

Nine months ended September 30, 2023 (compared to the nine months ended September 30, 2022)

For the nine-month period ended September 30, 2023, the Company's mine operating earnings were $31.3 million (2022 - $29.9 million) on revenue of $155.0 million (2022 - $128.2 million) with cost of sales of $123.7 million (2022 - $98.3 million).

The Company had operating earnings of $8.5 million (2022 -$10.0 million) after exploration and evaluations costs of $12.7 million (2022 - $11.0 million), general and administrative expense of $9.7 million (2022 -$7.8 million) and a write off of mineral properties of $0.4 million (2022 - $0.5 million). In the nine-month period ended September 30, 2022 operating earnings also included $0.6 million in care and maintenance costs related to the suspension of the operations at the El Compas mine.

Earnings before tax was $17.5 million (2022 -$11.8 million) after finance costs of $1.1 million (2022 - $0.9 million), a foreign exchange gain of $3.3 million (2022 -$1.4 million) and investment and other expense of $0.3 million (2022 -investment and other expense of $1.4 million). The Company realized net earnings for the period of $3.1 million (2022 -net loss of $1.8 million) after an income tax expense of $14.4 million (2022 - $13.5 million).

Revenue of $155.0 million for the nine-month period ended September 30, 2023, net of $1.9 million of smelting and refining costs, increased by 21% compared to $128.2 million, net of $2.3 million of smelting and refining costs in the same period of 2022.  Gross sales of $156.9 million in 2023 represented a 20% increase over the gross sales of $130.5 million for the same period in 2022. Silver oz sold increased 19% due to both the withholding of a significant amount of silver finished goods inventory during Q3, 2022 and the 3% increase in silver production in 2023 compared to 2022.  The 19% increase in ounces sold during the period, combined with a 7% increase in the realized silver price resulted in a 27% increase to silver sales. Gold oz sold increased 3% with a 6% increase in realized gold prices resulting in a 9% increase in gold sales.  Gold oz sold increased 3% primarily due to the 4% increase in gold ounces produced during the period. During the period, the Company sold 4,337,112 oz silver and 27,769 oz gold, for realized prices of $23.75 and $1940 per oz, respectively, compared to sales of 3,647,987 oz silver and 27,025 oz gold, for realized prices of $22.24 and $1,827 per oz, respectively, in the same period of 2022. For the nine-month period ended September 30, 2023, the realized prices of silver and gold were within 2% of the London spot prices. Silver and gold London spot prices averaged $23.40 and $1,930 respectively, during the nine-month period ended September 30, 2023.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 18

The Company slightly decreased its finished goods silver to 424,217 oz silver and slightly decreased it finished goods gold inventory to 689 oz gold, at September 30, 2023 compared to 530,250 oz silver and 1,707 oz gold at December 31, 2022.  The cost allocated to these finished goods was $11.0 million at September 30, 2023, compared to $6.1 million at December 31, 2022 and $22.1 million at September 30, 2022.  At September 30, 2023, the finished goods inventory fair market value was $12.9 million, compared to $15.8 million at December 31, 2022.

Cost of sales for 2023 was $123.7 million, an increase of 26% over the cost of sales of $98.3 million for the same period of 2022.  The increase in cost of sales in 2023 in the current period compared to the prior period, was driven by a strengthened Mexican peso, higher labour, power and consumables costs as the Company, as l the industry, has experienced significant inflationary pressures.  Additionally, the Company incurred increased royalty costs recognized during 2023 compared to the prior period as there was increased production at Guanacevi coming from the El Curso and El Porvenir concessions, which are subject to royalties, and there has been an increase third-party ore purchased.

Exploration and evaluation expenses were $12.7 million, increase of 15% compared to $11.0 million incurred in the same period of 2022 primarily due to the additional exploration expenditures on the newly acquired Pitarrilla project and timing of exploration activities.  General and administrative expenses of $9.7 million in 2023 were 24% higher compared to the $7.8 million incurred for the same period of 2022. During 2023 there are additional costs due to investment in a new ERP system, inflationary pressure on salaries and during Q3 2022, there was a mark-to-market impact of cash-settled director's deferred share units, which comparatively increased costs by $0.3 million.

The Company incurred a foreign exchange gain of $3.3 million in 2023 compared to a foreign exchange gain of $1.3 million in the same period in 2022 due to a strengthening of the Mexican peso during 2023 which increases the US dollar value of Mexican peso denominated working capital. The Company incurred $1.1 million in finance charges primarily from interest on loans related to mobile equipment and accretion of reclamation and rehabilitation liabilities compared to $0.9 million in the same period in 2022.  The Company recognized $0.3 million in investment and other expense compared to $1.4 million in investment and other expense in 2022, primarily resulting from recognizing a loss on marketable securities and warrants of $2.0 million (2022 -$3.4 million), $1.2 million in interest income (2022 - $0.8 million), $0.5 million in royalty income (2022 - $0.5 million). The nine-months period ended September 30, 2022 additionally included $0.7 million in other income.  The Company recognized also a $7.0 million gain on the sale of the Cozamin Royalty in Q3, 2023 (Q3, 2022 - $2.8 million gain on the sale of the El Compas mine).

Income tax expense was $14.4 million in 2023 compared to $13.5 million in 2022.  The $14.4 million tax expense is comprised of $11.1 million in current income tax expense (2022 - $3.5 million) and $3.3 million in deferred income tax expense (2022 - $10.0 million).  The current income tax expense consists of $3.2 million in special mining duty taxes and $7.9 million of income taxes. The deferred income tax expense of $3.3 million is derived from changes in temporary timing differences between deductions for accounting versus deductions for tax.  During 2022, the changes in deferred taxes were driven primarily by the utilization of loss carryforwards at Guanacevi and during 2023 there were no further loss carryforwards available to offset against current income tax.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 19

NON-IFRS MEASURES

Non-IFRS and Other Financial Measures and Ratios

We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below.  We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company.  The non-IFRS measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Non-IFRS financial measures are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 52-112") as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

A non-IFRS ration is defined by 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning.  The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets.  Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS.  The measure is intended to assist readers in evaluating our liquidity.

Expressed in thousands US dollars	As at September 30, 2023	As at December 31, 2022

Current assets	$131,436	$146,333
Current liabilities	55,487	52,749
Working capital	$75,949	$93,584

Adjusted earnings and adjusted earnings per share ("EPS") are non-IFRS measures that supplement information to the Company's consolidated financial statements.  The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's underlying core operating performance.  The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.

The Company defines the adjusted earnings as net income adjusted to include certain non-cash and unusual item, and items that in the Company's judgement are subject to volatility as a result of factors which are unrelated to the Company's operation in the period.  Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. During the current period, the Company has included changes in the fair value of its investments in marketable securities and made retroactive adjustments to prior periods for the same. The following table provides a detailed reconciliation of net income as reported in the Company's financial statement to adjusted earnings and adjusted earnings per share.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 20

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
(except for share numbers and per share amounts)	2023	2022	2023	2022
Net earnings (loss) for the period per financial statements	($2,328)	($1,499)	$3,074	($1,760)
Gain on sale of Cozamin royalty	(6,990)	-	(6,990)	-
Gain on disposal of El Compas mine and equipment, net of tax	-	(2,733)	-	(2,733)
Change in fair value of investments	1,944	1,097	1,997	3,366
Adjusted net earnings (loss)	($7,374)	($3,135)	($1,919)	($1,127)
Basic weighted average share outstanding	194,249,283	189,241,367	192,003,752	180,655,842
Adjusted net earnings (loss) per share	($0.04)	($0.02)	($0.01)	($0.01)

Mine operating cash flow before taxes is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties.  Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Mine operating earnings per financial statements	$2,692	$5,129	$31,259	$29,870
Share-based compensation	44	113	(118)	353
Amortization and depletion	7,855	5,753	20,704	16,234
Write down of inventory to net realizable value	-	1,323	-	1,323
Mine operating cash flow before taxes	$10,591	$12,318	$51,845	$47,780

Operating cash flow before working capital changes per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance on a per share basis, irrespective of working capital changes and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
(except for per share amounts)	2023	2022	2023	2022
Cash from (used in) operating activities per financial statements	$613	$7,417	$5,065	$10,602
Net changes in non-cash working capital per financial statements	(2,650)	85	(22,158)	(20,957)
Operating cash flow before working capital changes	$3,263	$7,332	$27,223	$31,559
Basic weighted average shares outstanding	194,249,283	189,241,367	192,003,752	180,655,842
Operating cash flow before working capital changes per share	$0.02	$0.04	$0.14	$0.17

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion.

Adjusted EBITDA excludes the following additional items from EBITDA:

  Share based compensation;
  Non-recurring impairments (reversals);
  Change in fair value of investments;
  Significant non-routine items.

Adjusted EBITDA per share is calculated by dividing Adjusted EBITDA by the basic weighted average number of shares outstanding for the period.

Management believes EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.  Management uses EBITDA for this purpose.  EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 21

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.  EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS.  Other companies may calculate EBITDA and Adjusted EBITDA differently.

Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation.  During the current period, the Company has included changes in the fair value of its investments in marketable securities and made retroactive adjustments to prior periods for the same.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Net earnings (loss) for the period per financial statements	($2,328)	($1,499)	$3,074	($1,760)
Depreciation and depletion - cost of sales	7,855	5,753	20,704	16,234
Depreciation and depletion - exploration	(147)	143	448	348
Depreciation and depletion - general & administration	63	57	179	156
Depreciation and depletion - care & maintenance	-	10	-	70
Finance costs	170	194	658	583
Current income tax expense	2,250	1,186	11,137	3,526
Deferred income tax expense	888	2,053	3,330	10,027
EBITDA	$8,751	$7,897	$39,530	$29,184
Share based compensation	863	760	2,904	3,259
Impairment (reversal) of non-current assets, net of tax	-	-	-	-
Gain on sale of Cozamin royalty	(6,990)	-	(6,990)	-
Gain on disposal of El Compas mine and equipment, net of tax	-	(2,733)	-	(2,733)
Change in fair value of investments	1,944	1,097	1,997	3,366
Adjusted EBITDA	$4,568	$7,021	$37,441	$33,076
Basic weighted average shares outstanding	194,249,283	189,241,367	192,003,752	180,655,842
Adjusted EBITDA per share	$0.02	$0.04	$0.20	$0.18

Cash costs per silver oz, total production costs per oz, direct operating costs per tonne and direct costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS measures and ratios are similar to those reported by other mining companies. Cash costs per oz, total production costs per oz and direct costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. Direct operating costs include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct costs include all direct operating costs plus royalties and special mining duty.  Cash costs include all direct costs less by-product gold sales and changes in finished gold inventories.  Total production costs include all cash costs plus amortization and depletion, changes in amortization and depletion in finished goods inventory and site share-based compensation.  Cash costs per silver ounce and total production costs per ounce are calculated by dividing cash costs and total production costs by the payable silver ounces produced.  Direct operating cost per tonne and direct costs per tonne are calculated by dividing direct operating costs and direct costs by the number of processed tonnes.  The following tables provide a detailed reconciliation of these measures to the Company's direct production costs, as reported in its consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 22

Expressed in thousands US dollars	Three Months Ended September 30, 2023			Three Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$23,863	$10,157	$34,020	$15,156	$9,354	$24,510
Smelting and refining costs included in net revenue	-	494	494	-	744	744
Opening finished goods	(10,257)	(962)	(11,219)	(16,164)	(681)	(16,845)
Closing finished goods	8,627	656	9,283	18,080	195	18,275
Direct operating costs	22,233	10,345	32,578	17,072	9,612	26,684
Royalties	4,754	67	4,821	2,762	59	2,821
Special mining duty (1)	306	85	391	241	(85)	156
Direct costs	27,293	10,497	37,790	20,075	9,586	29,661
By-product gold sales	(5,326)	(11,737)	(17,063)	(5,237)	(9,615)	(14,852)
Opening gold inventory fair market value	1,629	1,268	2,897	4,662	1,061	5,723
Closing gold inventory fair market value	(2,345)	(815)	(3,160)	(5,368)	(240)	(5,608)
Cash costs net of by-product	21,251	(787)	20,464	14,132	792	14,924
Amortization and depletion	4,684	3,171	7,855	3,119	2,634	5,753
Share-based compensation	31	13	44	56	57	113
Opening finished goods depreciation and depletion	(2,318)	(288)	(2,606)	(3,733)	(199)	(3,932)
Closing finished goods depreciation and depletion	1,509	222	1,731	3,776	60	3,836
Total production costs	$25,157	$2,331	$27,488	$17,350	$3,344	$20,694

	Three Months Ended September 30, 2023			Three Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	103,345	110,925	214,270	97,728	105,017	202,745
Payable silver ounces	1,038,087	102,510	1,140,597	1,328,193	117,687	1,445,880

Cash costs per silver ounce	$20.47	($7.68)	$17.94	$10.64	$6.73	$10.32
Total production costs per ounce	$24.23	$22.74	$24.10	$13.06	$28.41	$14.31
Direct operating costs per tonne	$215.13	$93.26	$152.04	$174.69	$91.53	$131.61
Direct costs per tonne	$264.10	$94.63	$176.37	$205.42	$91.28	$146.30

Expressed in thousands US dollars	Nine Months Ended September 30, 2023			Nine Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$56,886	$29,128	$86,014	$40,837	$30,222	$71,059
Smelting and refining costs included in net revenue	-	1,945	1,945	-	2,335	2,335
Opening finished goods	(4,953)	(245)	(5,198)	(10,093)	(2,857)	(12,950)
Closing finished goods	8,627	656	9,283	18,080	195	18,275
Direct operating costs	60,560	31,484	92,044	48,824	29,895	78,719
Royalties	16,904	201	17,105	9,124	208	9,332
Special mining duty (1)	2,800	379	3,179	1,767	286	2,053
Direct costs	80,264	32,064	112,328	59,715	30,389	90,104
By-product gold sales	(22,228)	(31,654)	(53,882)	(15,978)	(33,405)	(49,383)
Opening gold inventory fair market value	2,740	354	3,094	1,900	4,784	6,684
Closing gold inventory fair market value	(2,345)	(815)	(3,160)	(5,368)	(240)	(5,608)
Cash costs net of by-product	58,431	(51)	58,380	40,269	1,528	41,797
Amortization and depletion	11,539	9,165	20,704	7,969	8,265	16,234
Share-based compensation	(50)	(68)	(118)	176	177	353
Opening finished goods depreciation and depletion	(862)	(60)	(922)	(1,965)	(635)	(2,600)
Closing finished goods depreciation and depletion	1,509	222	1,731	3,776	60	3,836
Total production costs	$70,567	$9,208	$79,775	$50,225	$9,395	$59,620

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 23

	Nine Months Ended September 30, 2023			Nine Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	322,628	331,290	653,918	292,998	317,255	610,253
Payable silver ounces	3,822,057	409,007	4,231,064	3,649,209	446,487	4,095,696

Cash costs per silver ounce	$15.29	($0.12)	$13.80	$11.03	$3.42	$10.21
Total production costs per ounce	$18.46	$22.51	$18.85	$13.76	$21.04	$14.56
Direct operating costs per tonne	$187.71	$95.03	$140.76	$166.64	$94.23	$128.99
Direct costs per tonne	$248.78	$96.79	$171.78	$203.81	$95.79	$147.65

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

Expressed in thousands US dollars	September 30, 2023			September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Closing finished goods	8,627	656	9,283	18,080	195	18,275
Closing finished goods depletion	1,509	222	1,731	3,776	60	3,836
Finished goods inventory	$10,136	$878	$11,014	$21,856	$255	$22,111

AISC per oz and all-in costs per oz are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company's reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in the Company's consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended September 30, 2023			Three Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$21,251	($787)	$20,464	$14,132	$792	$14,924
Operations share-based compensation	31	13	44	56	57	113
Corporate general and administrative	1,087	514	1,601	1,200	414	1,614
Corporate share-based compensation	475	219	694	405	125	530
Reclamation - amortization/accretion	77	69	146	64	52	116
Mine site expensed exploration	362	339	701	316	305	621
Equipment loan payments	189	489	678	245	489	734
Capital expenditures sustaining	6,697	2,787	9,484	7,212	3,439	10,651
All-In-Sustaining Costs	$30,169	$3,643	$33,812	$23,629	$5,674	$29,303
Growth exploration and evaluation			3,476			3,142
Growth capital expenditures			22,252			6,240
All-In-Costs			$59,540			$38,685

	Three Months Ended September 30, 2023			Three Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	103,345	110,925	214,270	97,728	105,017	202,745
Payable silver ounces	1,038,087	102,510	1,140,597	1,328,193	117,687	1,445,880
Silver equivalent production (ounces)	1,294,091	581,764	1,875,855	1,623,550	570,418	2,193,968
Sustaining cost per ounce	$29.06	$35.54	$29.64	$17.79	$48.21	$20.27
All-In-costs per ounce			$52.20			$26.76

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 24

Expressed in thousands US dollars	Nine Months Ended September 30, 2023			Nine Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$58,431	($51)	$58,380	$40,269	$1,528	$41,797
Operations share-based compensation	(50)	(68)	(118)	176	177	353
Corporate general and administrative	4,931	1,869	6,800	3,668	1,445	5,113
Corporate share-based compensation	1,924	730	2,654	1,849	728	2,577
Reclamation - amortization/accretion	235	197	432	198	158	356
Mine site expensed exploration	1,068	1,002	2,070	1,028	863	1,891
Intangible payments	-	-	-	29	12	41
Equipment loan payments	679	1,465	2,144	736	1,466	2,202
Capital expenditures sustaining	18,687	8,008	26,695	19,908	8,653	28,561
All-In-Sustaining Costs	$85,905	$13,152	$99,057	$67,861	$15,030	$82,891
Growth exploration and evaluation			9,792			8,456
Growth capital expenditures			49,622			16,778
All-In-Costs			$158,471			$108,125

	Nine Months Ended September 30, 2023			Nine Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	322,628	331,290	653,918	292,998	317,255	610,253
Payable silver ounces	3,822,057	409,007	4,231,064	3,649,209	446,487	4,095,696
Silver equivalent production (ounces)	4,732,278	1,794,002	6,526,280	4,524,110	1,782,740	6,306,850
Sustaining cost per ounce	$22.48	$32.16	$23.41	$18.60	$33.66	$20.24
All-In-costs per ounce			$37.45			$26.40

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Capital expenditures sustaining	$9,484	$10,651	$26,695	$28,561
Growth capital expenditures	22,252	6,240	49,622	16,778
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$31,736	$16,891	$76,317	$45,339

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Mine site expensed exploration	$701	$621	$2,070	$1,891
Growth exploration and evaluation	3,476	3,142	9,792	8,456
Total exploration and evaluation	4,177	3,763	11,862	10,347
Exploration depreciation and depletion	(147)	143	448	348
Exploration share-based compensation	125	117	368	328
Exploration and evaluation expense	$4,155	$4,023	$12,678	$11,023

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in its consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 25

Expressed in thousands US dollars	Three Months Ended September 30, 2023			Three Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$23,863	$10,157	$34,020	$15,156	$9,354	$24,510
Smelting and refining costs included in net revenue	-	494	494	-	744	744
Royalties	4,754	67	4,821	2,762	59	2,821
Special mining duty (1)	306	85	391	241	(85)	156
Opening finished goods	(10,257)	(962)	(11,219)	(16,164)	(681)	(16,845)
Closing finished goods	8,627	656	9,283	18,080	195	18,275
Direct costs	$27,293	$10,497	$37,790	$20,075	$9,586	$29,661

	Three Months Ended September 30, 2023			Three Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Silver production (ounces)	1,041,211.00	107,524	1,148,735	1,332,190	126,258	1,458,448
Average realized silver price ($)	23.99	23.99	23.99	19.24	19.24	19.24
Silver value ($)	24,976,320	2,579,260	27,555,580	25,634,615	2,429,515	28,064,130

Gold production (ounces)	3,161	5,928	9,089	3,642	5,552	9,194
Average realized gold price ($)	1,948	1,948	1,948	1,678	1,678	1,678
Gold value ($)	6,157,094	11,546,742	17,703,836	6,110,595	9,315,217	15,425,812

Total metal value ($)	31,133,414	14,126,002	45,259,417	31,745,210	11,744,732	43,489,942
Pro-rated silver costs (%)	80%	18%	61%	81%	21%	65%
Pro-rated gold costs (%)	20%	82%	39%	19%	79%	35%

Pro-rated silver costs ($)	21,895	1,917	23,008	16,211	1,983	19,140
Pro-rated gold costs ($)	5,398	8,580	14,782	3,864	7,603	10,521

Silver co-product cash costs ($)	21.03	17.83	20.03	12.17	15.71	13.12
Gold co-product cash costs ($)	1,708	1,447	1,626	1,061	1,369	1,144

Expressed in thousands US dollars	Nine Months Ended September 30, 2023			Nine Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$56,886	$29,128	$86,014	$40,837	$30,222	$71,059
Smelting and refining costs included in net revenue	-	$1,945	$1,945	-	2,335	2,335
Royalties	16,904	201	17,105	9,124	208	9,332
Special mining duty (1)	2,800	379	3,179	1,767	286	2,053
Opening finished goods	(4,953)	(245)	(5,198)	(10,093)	(2,857)	(12,950)
Finished goods NRV adjustment	-	-	-	-	-	0
Closing finished goods	8,627	656	9,283	18,080	195	18,275
Direct costs	80,264	32,064	112,328	59,715	30,389	90,104

	Nine Months Ended September 30, 2023			Nine Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Silver production (ounces)	3,833,558	432,722	4,266,280	3,660,190	472,420	4,132,610
Average realized silver price ($)	23.75	23.75	23.75	22.24	22.24	22.24
Silver value ($)	91,065,202	10,279,202	101,344,404	81,394,368	10,505,555	91,899,922

Gold production (ounces)	11,234	17,016	28,250	10,799	16,379	27,178
Average realized gold price ($)	1,940	1,940	1,940	1,827	1,827	1,827
Gold value ($)	21,798,062	33,017,253	54,815,316	19,733,100	29,929,479	49,662,579

Total metal value ($)	112,863,264	43,296,455	156,159,719	101,127,468	40,435,034	141,562,501
Pro-rated silver costs (%)	81%	24%	65%	80%	26%	65%
Pro-rated gold costs (%)	19%	76%	35%	20%	74%	35%

Pro-rated silver costs ($)	64,762	7,612	72,899	48,063	7,895	58,494
Pro-rated gold costs ($)	15,502	24,452	39,429	11,652	22,494	31,610

Silver co-product cash costs ($)	16.89	17.59	17.09	13.13	16.71	14.15
Gold co-product cash costs ($)	1,380	1,437	1,396	1,079	1,373	1,163

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 26

QUARTERLY RESULTS AND TRENDS

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for share numbers and per share amounts	2023			2022				2021
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross Sales	$49,926	$50,866	$56,117	$82,683	$40,393	$31,719	$58,394	$48,875
Smelting and refining costs included in net revenue	494	795	656	694	744	937	654	358
Total Revenue	49,432	50,071	55,461	81,989	39,649	30,782	57,740	48,517
Direct production costs	34,020	25,478	26,516	42,821	24,510	19,828	26,721	26,013
Royalties	4,821	5,749	6,535	8,479	2,821	2,194	4,317	4,285
Mine operating cash flow before taxes	10,591	18,844	22,410	30,689	12,318	8,760	26,702	18,219
Share-based compensation	44	(294)	132	89	113	113	127	87
Amortization and depletion	7,855	6,596	6,253	8,945	5,753	4,175	6,306	5,014
Write down on inventory		-	-	-	1,323	-	-	896
Mine operating earnings (loss)	$2,692	$12,542	$16,025	$21,655	$5,129	$4,472	$20,269	$12,222

Basic earnings (loss) per share	($0.01)	($0.01)	$0.03	$0.04	($0.01)	($0.07)	$0.07	$0.00
Diluted earnings (loss) per share	($0.01)	($0.01)	$0.03	$0.04	($0.01)	($0.07)	$0.07	$0.00
Weighted shares outstanding	194,249,283	191,446,597	190,274,768	189,993,085	189,241,367	180,974,609	171,557,220	170,518,894

Net earnings (loss)	($2,328)	($1,054)	$6,456	$7,961	($1,499)	($11,923)	$11,662	($471)
Amortization and depletion	7,771	6,967	6,593	9,279	5,963	4,354	6,491	5,194
Finance costs	170	229	259	233	194	212	177	22
Current income tax	2,250	4,442	4,445	2,850	1,186	1,325	1,015	1,005
Deferred income tax	888	766	1,676	2,345	2,053	1,752	6,222	4,992
EBITDA	$8,751	$11,350	$19,429	$22,668	$7,897	($4,280)	$25,567	$10,742

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 27

The following table presents selected production information for each of the most recent eight quarters:

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Processed tonnes	214,270	228,575	211,073	224,289	202,745	201,361	206,147	213,492
Guanaceví	103,345	116,908	102,375	119,305	97,728	94,017	101,253	108,334
Bolañitos	110,925	111,667	108,698	104,984	105,017	107,344	104,894	105,158
El Compas	-	-	-	-	-	-	-	-
Silver ounces	1,148,735	1,494,000	1,623,545	1,830,835	1,458,448	1,359,207	1,314,955	1,443,199
Guanaceví	1,041,211	1,352,423	1,439,924	1,680,363	1,332,190	1,194,150	1,133,850	1,301,941
Bolañitos	107,524	141,577	183,621	150,472	126,258	165,057	181,105	141,258
El Compas	-	-	-	-	-	-	-	365
Silver grade	183	226	279	296	248	246	231	235
Guanaceví	341	398	511	512	468	465	407	417
Bolañitos	37	45	61	50	43	54	61	48
El Compas	-	-	-	-	-	-	-	-
Silver recovery	90.9	90.1	85.7	85.8	90.3	85.4	85.9	89.4
Guanaceví	91.9	90.4	85.6	85.6	90.6	85.0	85.6	89.6
Bolañitos	82.6	87.6	86.1	89.2	87.0	88.6	88.0	87.0
El Compas	-	-	-	-	-	-	-	-
Gold ounces	9,089	9,819	9,342	10,370	9,194	9,289	8,695	9,446
Guanaceví	3,161	3,885	4,188	4,936	3,642	3,680	3,477	3,885
Bolañitos	5,928	5,934	5,154	5,434	5,552	5,609	5,218	5,502
El Compas	-	-	-	-	N/A	-	-	59
Gold grade	1.48	1.47	1.56	1.57	1.60	1.58	1.46	1.52
Guanaceví	1.03	1.10	1.42	1.44	1.29	1.37	1.19	1.21
Bolañitos	1.89	1.85	1.70	1.72	1.88	1.77	1.73	1.83
El Compas	-	-	-	-	-	-	-	-
Gold recovery	89.4	91.1	88.0	91.5	88.4	90.6	89.6	90.8
Guanaceví	92.4	94.0	89.6	89.4	89.9	88.9	89.8	92.2
Bolañitos	87.9	89.3	86.8	93.6	87.5	91.8	89.4	88.9
El Compas	-	-	-	-	-	-	-	-
Cash costs per oz (1)	$17.94	$13.52	$11.12	$11.65	$10.32	$10.08	$10.21	$8.65
Guanaceví	$20.47	$14.53	$12.25	$12.40	$10.64	$10.35	$12.22	$10.74
Bolañitos	($7.68)	$3.34	$1.67	$2.85	$6.73	$8.01	($2.95)	($10.69)
El Compas	-	-	-	-	-	-	-	-
AISC per oz (1)	$29.64	$22.15	$20.16	$19.38	$20.27	$19.56	$20.90	$19.48
Guanaceví	$29.06	$20.81	$19.28	$18.05	$17.79	$17.66	$20.52	$18.74
Bolañitos	$35.54	$35.64	$27.45	$35.06	$48.21	$34.10	$23.39	$27.46
El Compas	-	-	-	-	-	-	-	-
Direct costs per tonne (1)	$176.37	$169.59	$169.49	$177.35	$146.30	$148.11	$148.53	$136.62
Guanaceví	$264.10	$232.58	$251.83	$249.23	$205.42	$201.84	$204.08	$193.87
Bolañitos	$94.63	$103.64	$91.84	$95.67	$91.28	$101.05	$94.91	$77.68
El Compas	-	-	-	-	-	-	-	-

(1) Cash cost per oz, AISC per oz and direct costs per tonne are not-IFRS measures.

(2) El Compas operations were suspended in August 2021.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 28

Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.

During the nine-month period ended September 30, 2023, the average price of silver was $23.40 per ounce, with silver trading between $20.09 and $26.03 per oz based on the London Fix silver price. This compares to an average of $21.92 per oz for the nine-month period ended September 30, 2022, with a low of $17.77 and a high of $26.18 per oz. For the nine-month period ended September 30, 2023, the Company realized an average price of $23.65 per silver oz compared with $23.95 for the nine-month period ended September 30, 2022.

During the year ended December 31, 2022, the average price of silver was $21.73 per ounce, with silver trading between $17.77 and $26.18 per oz based on the London Fix silver price. This compares to an average of $25.14 per oz for the year ended December 31, 2021, with a low of $21.53 and a high of $29.59 per oz. During 2022, the Company realized an average price of $22.07 per silver oz compared with $25.22 in 2021.

During the nine-month period ended September 30, 2023, the average price of gold was $1,931 per oz, with gold trading between $1,811 and $2,048 per oz based on the London Fix PM gold price. This compares to an average of $1,824 per oz for the nine-month period ended September 30, 2022, with a low of $1,634 and a high of $2,039 per oz.  For the nine-month period ended September 30, 2023, the Company realized an average price of $1,937 per oz compared with $1,900 for the nine-month period ended September 30, 2022.

During the year ended December 31, 2022, the average price of gold was $1,800 per oz, with gold trading between $1,629 and $2,039 per oz based on the London Fix PM gold price. This compares to an average of $1,799 per oz during the year ended December 31, 2021, with a low of $1,684 and a high of $1,943 per oz. During 2022, the Company realized an average price of $1,814 per oz compared with $1,800 in 2021.

The silver and gold markets have been impacted by changes in investment demand and the silver market is impacted due to the monetary aspects of silver, rising demand as a "green" metal and rising geopolitical tension. Central banks' increase of interest rates utilized as a tool in an attempt to offset inflation concerns, has impacted the price of silver and gold in 2022 and 2023.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 29

Currency Fluctuations

The Company's operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company's corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars.

During the nine-month period ended September 30, 2023, the Mexican peso strengthened against the U.S. dollar with a slight weakening towards then end of the period. The average foreign exchange rate was $17.80 Mexican pesos per U.S. dollar, with the peso trading within a range of $16.67 to $19.48. This compares to an average of $20.25, with a range of $19.52 to $21.35 Mexican pesos per U.S. dollar during the nine-month period ended September 30, 2022.

During the year ended December 31, 2022, the Mexican peso was relatively flat and has maintained its strength in comparison with the U.S. dollar. The average foreign exchange rate was $20.15 Mexican pesos per U.S. dollar, with the peso trading within a range of $19.22 to $21.35. This compares to an average of $20.27, with a range of $19.61 to $21.90 Mexican pesos per U.S. dollar in 2021.

During the nine-month period ended September 30, 2023, the Canadian dollar was relatively flat against the U.S. dollar. The average foreign exchange rate was $1.346 Canadian dollars per U.S. dollar, with the Canadian dollar trading within a range of $1.315 to $1.382. This compares to an average of $1.283, with a range of $1.248 to $1.374 Canadian dollars per U.S. dollar for the same period of 2022.

During the year ended December 31, 2022, the Canadian dollar was relatively flat but weakened in Q3 and Q4 of 2022. The average foreign exchange rate was $1.296 Canadian dollars per U.S. dollar, with the Canadian dollar trading within a range of $1.25 to $1.388. This compares to an average of $1.253, with a range of $1.204 to $1.292 Canadian dollars per U.S. dollar in 2021.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 30

Cost Trends

The Company's profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company's production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity. During 2022, mining, processing and indirect costs all increased due to inflationary and industry cost pressures.  During Q4, 2022 the cost per tonne was impacted by royalty costs recognized upon sale of higher than usual finished goods inventory that had been held during Q2 and Q3 of 2022. During the nine-month period ended September 30, 2023, costs have continued to be impacted by inflationary and industry costs pressures as well as being impacted by a strengthened Mexican Peso.  From December 31, 2022 to September 30, 2023, the Mexico Peso has appreciated by approximately 11%.

ANNUAL OUTLOOK

2023 Production and Cost Guidance

		Guanaceví	Bolañitos	Consolidated
Tonnes per day	TPD	1,150 - 1,250	1,150 - 1,250	2,300 - 2,500
Silver Production	M oz	5.2 - 5.7	0.5 - 0.6	5.7 - 6.3
Gold Production	K oz	15.0 - 17.0	21.0 - 23.0	36.0 - 40.0
Silver Eq Production(1)	US$/oz	6.4 - 7.0	2.2 - 2.4	8.6 - 9.5
Cash Costs, net of gold by-product credits(2)	US$/oz			$10.00 - $11.00
AISC, net of gold by-product credits(2)	US$/oz			$19.00 - $20.00
Sustaining Capital Budget	US$M			$34.7
Exploration Budget	US$M			$9.3

(1) 2023 silver equivalent production is calculated using an 80:1 silver:gold ratio

(2) Non-GAAP measures - See Non-IFRS measures beginning on page 20

The Company's costs during 2023 have been significantly impacted by the strengthening of the Mexican Peso and is currently tracking to exceed the guidance for Cash Costs and AISC.

During the nine-month period ended September 30, 2023, costs have continued to be impacted by inflationary and industry cost pressures as well as being impacted by a strengthened Mexican Peso. From December 31, 2022 to September 30, 2023, the Mexican Peso has appreciated by 11%.  Management anticipates these macro trends will continue for the near term and therefore expects actual cost metrics to be higher than cost metrics guided in January 2023 and align with YTD 2023 actual cost metrics.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 31

Operating mines

In 2023, silver production is expected to range from 5.7 to 6.3 million oz and gold production is expected to range from 36,000 to 40,000 oz. Silver equivalent production is forecasted to range from 8.6 to 9.5 million oz using an 80:1 silver:gold ratio.

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/ Day (tpd)
Guanaceví	5.2 - 5.7	15.0 - 17.0	6.4 - 7.0	1,150 - 1,250
Bolañitos	0.5 - 0 .6	21.0 - 23.0	2.2 - 2.4	1,150 - 1,250
Total	5.7 - 6 .3	36.0 - 40.0	8.6 - 9.5	2,300 - 2,500

At Guanaceví, production will range between 1,150 tpd to 1,250 tpd and average 1,200 tpd from the Milache, SCS and El Curso orebodies. A significant portion of production will be mined from the Porvenir Cuatro extension on the El Curso concessions.  The El Curso concessions are leased from a third party with no up-front costs but with significant royalty payments on production.

In 2023, plant throughput at Bolañitos is expected to range from 1,150 tpd to 1,250 tpd and average 1,200 tpd from the Plateros-La Luz, Lucero-Karina and Bolañitos-San Miguel vein systems.

Production remains on track to meet guidance.

Consolidated Operating Costs

In January 2023, management guided cash costs, net of gold by-product credits, were expected to be $10.00-$11.00 per oz of silver produced.  Consolidated cash costs on a co-product basis were anticipated to be $13.00-$14.00 per oz silver and $1,100-$1,200 per oz gold. AISC, net of gold by-product credits, in accordance with the World Gold Council standard, were estimated to be $19.00-$20.00 per oz of silver produced.  When non-cash items such as stock-based compensation and accretion are excluded, AISC was forecasted to be in the $18.00-$19.00 range. Direct operating costs per tonne were estimated to be $115-$120and direct costs, which include royalties and special mining duties were estimated to be in the range of $140-$145 per tonne. Management made the following assumptions in calculating its 2023 cost forecasts: $21 per oz silver price, $1,680 per oz gold price and 20:1 Mexican peso to U.S. dollar exchange rate.

During the nine-month period ended September 30, 2023, costs have continued to be impacted by inflationary and industry cost pressures as well as being impacted by a strengthened Mexican Peso. From December 31, 2022 to September 30, 2023, the Mexican Peso has appreciated by 11%.  Management anticipates these macro trends will continue for the near term and therefore expects actual cost metrics to be higher than cost metrics guided in January 2023 and align with YTD 2023 actual cost metrics.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 32

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents decreased from $83.4 million at December 31, 2022 to $41.0 million at September 30, 2023.  The Company had working capital of $75.9 million as at September 30, 2023 (December 31, 2022 - $93.6 million).  The $17.7 million decrease in working capital is primarily due to the $76.3 million invested in property, plant and equipment, $5.6 million in loan and lease payments and an increase in non-cash working capital of $22.2 million offset by $23.4 million in equity issuances, $2.5 million provided from exercise of options, $7.6 million in proceeds from disposals of property plant and equipment , $1.8 million in proceeds from the disposal of other investments, $0.5 million received in loan payments and $5.1 million generated from operating activities.

Operating activities provided $5.1 million during the nine-month period ended September 30,2023 compared to providing $10.6 million in same period of 2022.  The significant non-cash adjustments to the net earnings of $3.1 million (2022 - net loss of $1.8 million) were amortization and depletion of $22.7 million (2022 - $16.8 million), share-based compensation of $2.9 million (2022 - $3.3 million), a deferred income tax expense of $3.3 million (2022 - $10.0million), finance costs of $1.1 million (2022 - $0.9 million), a loss on other investments of $2.0 million (2022 - loss on other investments of $3.4 million), $2.1 million paid for cash settlement of performance share units, a write off of exploration properties of $0.4 million (2022 - $0.5 million) and an increase in non-cash working capital of $22.2 million (2022 -$21.0 million). The nine-month period ended September 30, 2023 included $7.0 million gain on disposal of Cozamin royalty while the nine-month period ended September 30, 2022 included a non-cash adjustment resulting from a gain on the disposal of the El Compas mine of $2.8 million and a write down of warehouse inventory to net realizable value of $1.3 million. The increase in non-cash working capital is primarily a result of an increase in prepaids of $4.9 million, an increase in the carrying value of inventories of $7.5 million, increase in accounts and other receivables of $10.9 million and a decrease in accounts and tax payable of $1.1 million.

The Company's Mexican subsidiaries pay Impuesto al Valor Agregado ("IVA") on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law, the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds.  The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

Investing activities used net cash $67.2 million during the nine-month period ended September 30, 2023 compared to using net cash of $83.2 million in the same period in 2022.  Capital investments totaled $76.3 million in property, plant and equipment during the nine-month period ended September 30, 2023, including $9.7 million in changes in working capital items used for purchases of equipment for Terronera, compared to capital investments totaling $81.5 million in the same period in 2022.  The capital investments were primarily for sustaining capital at existing operations and for development capital at the Terronera Project.  The Company received $7.6 million on the disposition of property plant and equipment, primarily on the disposal of the Cozamin royalty, compared to $0.3 million in the same period in 2022.  The Company also received $1.8 million on the disposal of other investments compared to $nil in the same period in 2022. The Company used $nil million for investments in marketable securities during the first nine months of 2023 compared to using $2.1 million for investments in marketable securities in the same period in 2022.

At Guanaceví, the Company invested $18.7 million, with $11.9 million spent on 2.8 km of mine development and $3.5 million on mobile equipment.  The Company continued to invest on upgrades for the plant and surrounding infrastructure, including $0.4 million on building and $2.5 million on plant upgrades, mine site improvements and the tailings facility and $0.4 million on office, building infrastructure and light vehicles.

At Bolañitos, the Company invested $8.0 million, with $6.7 million spent on 3.9 km of mine development and $1.0 million on mobile equipment.  The Company continued to invest in upgrades for the plant and surrounding infrastructure, including $0.3 million on plant upgrades.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 33

At Terronera, the Company invested $39.8 million, with $30.5 million spent on land payments, surface and mine development and infrastructure, $1.3 million spent on buildings, $4.0 million was invested in mine equipment and $1.2 million on light vehicles, office and IT infrastructure.  An additional $9.7 million was invested in changes in working capital items, primarily deposits for purchases of equipment not yet delivered.

Exploration and general and administrative investments were $0.6 million spent on holding costs, mobile equipment, office, building infrastructure and light vehicles.

Financing activities for the nine-month period ended September 30, 2023 provided $19.8 million, compared to providing $38.5 million in the same period in 2022.  During the nine-month period ended September 30, 2023 the Company received $23.4 million from public equity offering of shares, paid $0.7 million in share issuance costs, $2.5 million on the exercise of employee stock options, paid $5.6 million in interest and principal repayments on loans and leases, received $0.5 million in loan payments and paid $0.3 million in withholding taxes on equity settled performance share units.  By comparison, during the same period in 2022, the Company raised gross proceeds of $46.0 million through a prospectus equity offering, paid $2.9 million in share issuance costs, received $1.6 million on the exercise of employee stock options, paid $4.3 million in interest and principal repayments on loans and leases and paid $1.9 million in withholding taxes on equity settled performance share units.

On June 16, 2023, the Company filed a short form base shelf prospectus that qualified for the distribution of up to US$200 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities") over a 25-month period.  The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.  The distribution of Securities can be effected from time to time in one or more transactions at a fixed price or prices, which can be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are "At-The-Market" ("ATM") distributions.

On June 27, 2023, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets Corp., TD Securities (USA) LLC, H.C. Wainwright & Co. LLC, B. Riley Securities Inc., Raymond James (USA) Ltd. and National Bank of Canada Financial Inc. (together, the "Agents").  Under the terms of this ATM facility, the Company can, from time to time, sell common stock having an aggregate offering value of up to $60.0 million on the New York Stock Exchange.  The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility.

The Company has issued 8,195,527 common shares under the ATM facility at an average price of $2.85 per share for gross proceeds of $23.4 million, less commission of $0.5 million and recognized $0.2 million of other transaction costs related to the ATM financing as share issuance costs.

For the ATM Facility, the net proceeds as at September 30, 2023 have been used as follows:

Use of proceeds (thousands)
Net proceeds received	$22,707
Terronera Construction	(10,320)
Pitarrilla exploration	(449)
Allocated to working capital	$11,938

Subsequent to September 30, 2023, an additional 6,828,796 common shares were issued under the ATM facility at an average price of $2.44 per share for gross proceeds of $16.6 million, less commission of $0.3 million.

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2023 capital requirements and meet its short-term obligations. The Company continues to assess financing alternatives, including equity or debt or a combination of both, to fund future growth, including the development of the Terronera project.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a Mexican peso ("MXN") 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

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In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6.8 million) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2.3 million), MXN 17.7 million ($1.0 million) in inflationary charges, MXN 40.4 million ($2.3 million) in interest and MXN 23.0 million ($1.4 million) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 18.6 million ($1.1 million) and inflationary charges of MXN 27.8 million ($1.6 million) has accumulated.

Included in the Company's consolidated financial statements are net assets of $964,000 held by MSCG. Following the Tax Court's rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company's income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $964,000.  The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities.  The Company has been advised that the appeal filed with the Federal Tax Court and Supreme Court of Justice, against the June 2016 tax assessment has been rejected.  The Company continues to assess MSCG's settlement options.

Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received a MXN 58.5 million ($2.9 million) assessment in 2019 by Mexican fiscal authorities for failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1.2 million) for taxes, MXN 21.0 million ($1.1 million) for penalties, MXN 10.4 million ($0.5 million) for interest and MXN 3.0 million ($0.1 million) for inflation.  At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA (value-added taxes) paid on the invoices. The assessment includes MXN 14.7 million ($0.7 million) for re-payment of IVA refunded on these supplier payments.  In the Company's judgement, the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company filed an administrative appeal related to the 2016 Cubo tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process.  To facilitate the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3.5 million during Q1, 2021. During the appeal process the amount paid has been classified as a non-current income tax recoverable. Since issuance of the assessment interest charges of MXN 9.9 million ($0.5 million) and inflationary charges of MXN 1.6 million ($0.1 million) had accumulated.  The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessment.

The Company is required to use judgement to determine certain tax treatments in calculating income tax expense and IVA recoverable. A number of these judgements are subject to various uncertainties. From time to time, Mexican authorities may apply, re-interpret legislation or disregard precedents and it is possible that these uncertainties may be resolved unfavorably for the Company.

Capital Requirements

As of September 30, 2023, the Company held $41.0 million in cash and $75.9 million in working capital.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 35

The Company may be required to raise additional funds through future debt or equity financings in order to finance the development of the Terronera Project and may need to raise additional funds to carry out other business plans.  The Company will continue to monitor capital markets, economic conditions and assess its short term and long-term capital needs.

Contractual Obligations

The Company had the following undiscounted contractual obligations at September 30, 2023:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital asset purchases	$35,704	$35,704	$-	$-	$-
Loans payable	10,564	4,777	5,685	102	-
Lease liabilities	1,236	486	447	303	-
Other contracts(1)	647	170	249	228	-
Other Long-Term Liabilities (2)	16,318	-	-	7,979	8,339
Total	$64,469	$41,137	$6,381	$8,612	$8,339

(1) Other contracts consist of office premises operating costs and short-term leases.

(2) The $15,679 of other long-term liabilities is the undiscounted cost estimate to settle the Company's reclamation costs of the Guanaceví and Bolañitos mines, the Terronera development project and the Pitarrilla exploration project in Mexico.  These costs include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.

TRANSACTIONS WITH RELATED PARTIES

The Company previously shared common administrative services and office space with Aztec Metals Corp., which was considered a related party company by virtue of Bradford Cooke, the Company's former Executive Chairman, being a common director.  From time to time, the Company incurred third-party costs on behalf of related parties, which are charged on a full cost recovery basis. The agreement for sharing office space and administrative services ended in May 2021. The charges for these costs totaled $Nil for the three and nine months ended September 30, 2023 (September 30, 2022 - $Nil and $9,000 respectively).  The Company had no receivable related to administration costs outstanding as at September 30, 2023 (December 31, 2022 - $Nil).

The Company was charged $218,000 and $286.000 for legal services for the three and nine months ended September 30, 2023 respectively by a law firm in which the Company's corporate secretary is a partner (September 30, 2022 -$57,000 and $402,000 respectively).  The Company has $72,000 payable to the legal firm as at September 30, 2023 (December 31, 2022 - $10,000).

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FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

As at September 30, 2023, the carrying and fair values of Endeavour's financial instruments by category were as follows:

	Fair value	Amortized	Carrying	Estimated
Expressed in thousands US dollars	through	cost	value	Fair value
	profit or loss
Financial assets:
Cash and cash equivalents	$-	$40,957	$40,957	$40,957
Other investments	6,192	-	6,192	6,192
Trade receivables	6,918	-	6,918	6,918
Other receivables	-	9,746	9,746	9,746
Loan receivable	-	3,523	3,523	3,523
Total financial assets	$13,110	$54,226	$67,336	$67,336

Financial liabilities:
Accounts payable and accrued liabilities	$2,627	$40,789	$43,416	$43,416
Loans payable	-	9,839	9,839	9,839
Total financial liabilities	$2,627	$50,628	$53,255	$53,255

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by no or little market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities as at September 30, 2023 that measured at fair value on a recurring basis include:

As at September 30, 2023
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Assets:
Other investments	$6,192	$6,143	$-	$49
Trade receivables	6,918	-	6,918	-
Total financial assets	$13,110	$6,143	$6,918	$49

Liabilities:
Deferred share units	$2,552	$2,552	$-	$-
Share appreciation rights	$75	$-	$75	$-
Total financial liabilities	$2,627	$2,552	$75	$-

Other investments

The Company holds marketable securities classified as Level 1 and Level 3 in the fair value hierarchy.  The fair values of Level 1 investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.  For Level 3 investments, which consist of share purchase warrants where inputs are not observable, they have an estimated value determined by using an option pricing model.  Changes in fair value on available for sale marketable securities are recognized in earnings or loss.

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Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units

The Company has a cash settled Deferred Share Unit ("DSU") plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement. The DSUs are classified as Level 1 in the fair value hierarchy.  The liability is determined based on a market approach reflecting the closing price of the Company's common shares at the reporting date. Changes in fair value are recognized in general and administrative expenses.

Share appreciation rights

As part of the Company's bonus program, the Company grants share appreciation rights ("SARs") to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date.

The SARs are classified as Level 2 in the fair value hierarchy.  The liability is valued using a Black-Scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management process.  The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, accounts receivable and loan receivable.  Credit risk exposure on bank accounts is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value-added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government.  Trade receivables are generated on the sale of concentrate inventory to reputable metal traders. The loan receivable is related to the remaining proceeds for the sale of the El Compas mine to Grupo ROSGO.  There has been no indication of a change in the creditworthiness of the counterparty to the loan receivable since the initial recognition.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by continually monitoring forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirement and development plans.  The Company aims to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and its committed and anticipated liabilities.

The Company's Mexican subsidiaries pay IVA on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law, the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds.  The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

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Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk - The Company's operations in Mexico and Canada make it subject to foreign currency fluctuations.  Certain of the Company's operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk - In respect of financial assets, the Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity.  Fluctuations in interest rates impact the value of cash equivalents.  As at September 30, 2023 the Company has $0.3 million in equipment loans with interest rates that are linked to SOFR and, with other variables unchanged, a 1% increase in the SOFR rate would result in an additional interest expense of $3,000.

Commodity Price Risk - Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors.  As at September 30, 2023, the Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.  At June September, 2023, there are 42,116 oz of silver and 2,708 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices.  As at September 30, 2023, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue and the associated receivable of $0.6 million.

OUTSTANDING SHARE DATA

As of November 3, 2023, the Company had the following securities issued, issuable and outstanding:

  206,529,622 common shares;
  3,628,891 common shares issuable under stock options with a weighted average exercise price of CAD$4.31 per share expiring between March 3, 2024 and June 14, 2028;
  878,000 performance share units with a weighted average grant price of CAD$5.41 vesting between March 4, 2024 and March 7, 2026; and
  321,116 equity settled deferred share units with a weighted average grant prices of CAD$4.64 which are vested.

As at September 30, 2023, the Company's issued share capital was $684.7 million (December 31, 2022 - $657.9 million), representing 199,700,826 common shares (December 31, 2022 - 189,995,563), and the Company had options outstanding to purchase 3,628,891 common shares (December 31, 2022 - 3,899,630) with a weighted average exercise price of CAD$4.31 (December 31, 2022 - CAD$4.09).

The Company considers the items included in the consolidated statement of shareholders' equity as capital. The Company's objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders.  The Company is not subject to externally imposed capital requirements.

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CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Accounting standards adopted during the period:

The accounting policies applied in the Company's condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2022.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management's judgment relate to the determination of mineralized reserves and resources, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

See "Critical Accounting Estimates" in the Company's annual MD&A for the year ended December 31, 2022 for a detailed discussion on the areas in which critical accounting estimates are made.

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the design of the Company's disclosure controls and procedures.  Based on the results of that evaluation, the Company's CEO and CFO have concluded that, as of September 30, 2023, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three and nine months ended September 30, 2023 there have been no significant changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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